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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-133910

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.01 par value per share	13,800,000	$31.00	$427,800,000	$13,133.46

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(r) under the Securities Act.

(2)
Includes 1,800,000 shares of Common Stock that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Calculated pursuant to Rule 457(r) under the Securities Act at the statutory rate of $30.70 per $1,000,000 of securities registered and relating to the Registration Statement on Form S-3 ASR (No. 333-133910) filed by LKQ Corporation on May 9, 2006.

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 9, 2006)

LKQ Corporation

12,000,000 Shares of Common Stock

       We are selling 10,000,000 shares of our common stock, and the selling stockholders identified in this prospectus supplement are selling 2,000,000 shares of our common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

       Our common stock is quoted on the NASDAQ Global Select Market under the trading symbol "LKQX." The last reported sale price of our common stock on the NASDAQ Global Select Market on September 19, 2007 was $32.71 per share.

       Investing in our common stock involves risks. See "Risk Factors" beginning on page S-17 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total
Public offering price	$31.00	$372,000,000

Underwriting discount	$1.3175	$15,810,000

Proceeds, before expenses, to us	$29.6825	$296,825,000

Proceeds, before expenses, to selling stockholders	$29.6825	$59,365,000

       The underwriters have an option to purchase up to an additional 1,800,000 shares of our common stock from us on the same terms set forth above, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

       The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about September 25, 2007.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Robert W. Baird & Co.	Deutsche Bank Securities
Co-Managers
BB&T Capital Markets	Raymond James

September 19, 2007

- #1 Distributor of recycled OEM replacement parts
- Key Products:
  - Recycled OEM products
  - Aftermarket products
  - Refurbished wheels
- Customers Served:
  - Collision repair shops
  - Warranty companies
  - Insurance companies
  - Mechanical repair shops
  - Dealerships
  - Retail customers
- Locations: 136
- Employees: 4,100
- LTM Revenue(1): $871 million

LKQ Corporation

Revenue Mix (2)

Other
16%
Recycled OEM Products
60%
Aftermarket / Refurbished Products
24%

- #1 Distributor of aftermarket collision replacement parts
- Key Products:
  - Aftermarket products
  - Refurbished bumpers and wheels
  - Paint and other materials
- Customers Served:
  - Collision repair shops
  - Insurance companies
  - Dealerships
- Locations: 158
- Employees: 3,778
- LTM Revenue(1): $727 million

KEYSTONE®

Revenue Mix (3)

Wheels and Related Products
8%
Paint and Related Materials
9%
Bumpers
30%
Automotive Body Parts
53%

(1) Last twelve month (LTM) revenue amounts are for the periods ended June 30, 2007 for LKQ and June 29, 2007 for Keystone.
(2) For the fiscal year ended December 31, 2006.
(3) For the fiscal year ended March 30, 2007.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

       You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We, the selling stockholders, and the underwriters have not authorized anyone to provide you with different information. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference, or any other offering material is accurate as of any date other than the date of those documents, as applicable. We, the selling stockholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS SUPPLEMENT

       This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of our common stock that we and the selling stockholders are selling in this offering and about the offering itself. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

       Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us and our common stock and other information you should know before investing in our common stock. Before purchasing any shares of common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings "Where You Can Find More Information" and "Documents Incorporated by Reference."

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We, the selling stockholders, and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference, or any other offering material is accurate as of any dates other than the dates on the front of those documents, as applicable. Our business, financial condition, results of operations, and prospects may have changed since those dates.

       We, the selling stockholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

MARKET AND INDUSTRY DATA AND FORECASTS

       This prospectus supplement and the accompanying prospectus include or incorporate by reference industry data and forecasts that we obtained from industry publications and surveys and internal company surveys. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

FORWARD-LOOKING STATEMENTS

       Some of the statements included in this prospectus supplement, the accompanying prospectus, and the other public filings incorporated by reference herein or therein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Words such as "may," "will," "plan," "should," "expect," "anticipate," "believe," "if," "estimate," "intend," "project," and similar words or expressions are used to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. However, these forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause our actual results, performance, or achievements to be materially different. These factors include, among other things:

  •
  failure of the proposed Keystone transaction to close due to the failure to obtain regulatory or other approvals;

  •
  failure of Keystone's shareholders to approve the transaction;

  •
  failure to obtain adequate financing for the Keystone transaction or failure of the lenders to provide their committed financing;

  •
  the risk that the pending litigation against Keystone relating to the Keystone transaction could terminate or delay the Keystone transaction;

  •
  the risk that Keystone's business will not be integrated successfully or that we will incur unanticipated costs of integration;

  •
  the ability to maintain Keystone's vendor and key customer relationships and retain key employees;

  •
  uncertainty as to changes in U.S. general economic activity and the impact of these changes on the demand for our products;

  •
  fluctuations in the pricing of new OEM replacement parts;

  •
  the availability and cost of inventory;

  •
  variations in vehicle accident rates;

  •
  changes in state or federal laws or regulations affecting our business;

  •
  changes in the types of replacements parts that insurance carriers will accept in the repair process;

  •
  changes in the demand for our products and the supply of our inventory due to severity of weather and seasonality of weather patterns;

  •
  the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations, and infrastructure;

  •
  increasing competition in the automotive parts industry;

  •
  our ability to increase or maintain revenue and profitability at our facilities;

  •
  uncertainty as to our future profitability on a consolidated basis;

  •
  uncertainty as to the impact on our industry of any terrorist attacks or responses to terrorist attacks;

  •
  our ability to operate within the limitations imposed by financing arrangements;

  •
  our ability to obtain financing on acceptable terms to finance our growth;

  •
  our ability to integrate and successfully operate recently acquired companies and any companies acquired in the future and the risks associated with these companies;

  •
  declines in the values of our assets;

  •
  fluctuations in fuel prices; and

  •
  our ability to develop and implement the operational and financial systems needed to manage our growing operations.

       Other matters set forth in this prospectus supplement, the accompanying prospectus, and the other public filings incorporated by reference herein or therein may also cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. Any of these forward-looking statements are based on our expectations as of the date on which that statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

PROSPECTUS SUPPLEMENT SUMMARY

       This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement or the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, including the "Risk Factors" section, the accompanying prospectus, and the documents incorporated by reference. Unless otherwise stated or the context otherwise requires, references in this prospectus supplement to "we," "our," or "us" refer to LKQ Corporation and its subsidiaries. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase 1,800,000 additional shares.

       On July 16, 2007 we signed a definitive merger agreement to acquire Keystone Automotive Industries, Inc. ("Keystone") for an aggregate purchase price before transaction costs of approximately $811 million (the "Keystone Acquisition"). Except as otherwise indicated, this prospectus supplement does not give pro forma effect to the Keystone Acquisition. Unless otherwise indicated, references to fiscal year refer to our fiscal year, which ends December 31. The fiscal year of Keystone ends on the Friday nearest March 31, which results in either a 52-week or 53-week fiscal year.

Our Business

       We provide and distribute replacement systems, components, and parts needed for collision and mechanical repairs to light vehicles (cars and light trucks). Buyers of light vehicle replacement products have the option to purchase from primarily three sources: new products produced by original equipment manufacturers ("OEMs"), which are commonly known as OEM products; new products produced by companies other than the OEMs, which are referred to as "aftermarket products;" and recycled products originally produced by OEMs, which we refer to as recycled OEM products. We participate in the market for recycled OEM products as well as the market for collision replacement aftermarket products. We obtain aftermarket products and salvage vehicles from a variety of sources, and we dismantle the salvage vehicles to obtain a comprehensive range of vehicle products that we distribute into the light vehicle repair market. We recently entered the business of refurbishing and distributing aluminum alloy wheels, head lamps and tail lamps. We are not involved in the manufacture of automotive products and do not maintain any manufacturing or remanufacturing operations.

       We believe we are the largest nationwide provider and distributor of recycled OEM products and related services, with sales, processing, and distribution facilities that reach most major markets in the U.S. We believe that we are the second largest nationwide provider and distributor of aftermarket collision replacement products and refurbished wheels. We believe there are opportunities for growth in all our product lines through acquisitions and internal development.

       We procure salvage vehicles, primarily at auctions, using our locally based professionals, proprietary processes, and a disciplined procurement system. In addition, as an alternative source of salvage vehicles, we obtain some inventory directly from insurance companies, vehicle manufacturers, and other suppliers. Once we have received proper title, which assures us that the vehicles have not been stolen, we dismantle such vehicles for recycled OEM products. We purchase aftermarket products from manufacturers, primarily in Taiwan, using a proprietary order management system.

       The majority of our products and services are sold to collision repair shops, also known as body shops, and mechanical repair shops. We indirectly rely on insurance companies, which often pay the collision repair shops for the repair of insured vehicles, as a source of business. These insurance companies exert significant influence in the vehicle repair decision, and increasingly look to a nationwide source for consistency, quality, and availability of replacement products. Because of their importance to the process, we have formed business relationships with certain insurance companies and with certain extended warranty providers, in order to be their preferred light vehicle parts supplier. For example, with some insurance companies we have vehicle repair order estimate review programs in place and provide their claims adjusters a part quote and locator service. In addition, we provide them an outlet to dispose of certain total loss vehicles directly to us. We provide extended warranty companies a single national call desk to service their nationwide needs for mechanical products.

       We believe we provide customers a value proposition that includes high quality products, extensive product availability due to our regional inventory trading zones, lower costs than new OEM products, and quick delivery. We provide benefits to repair shops and insurance companies because the lower costs for our products enable many vehicles to be repaired rather than declared a total loss; additionally, our comprehensive product line and high fill rates speed repair turnaround time, reducing repair-related rental car expenses borne by insurance companies. By expanding our product offerings to include recycled OEM products, aftermarket products, and refurbished products we now offer customers a more extensive range of light vehicle replacement products. We believe this unique combination of product offerings allows us to serve as a "one-stop" solution for our customers looking for the most cost advantageous way to repair vehicles.

       We believe that our business is environmentally responsible. Our recycled automotive products provide an alternative to the manufacture of new products, which would require the expenditure of significantly more resources and energy and would generate a substantial amount of additional pollution. Also, we recycle materials, such as fuel, motor oil, and freon, from the salvage vehicles that we procure.

Our History

       We believe we were the first recycler of light vehicle products to achieve a national network and presence. Since our formation in 1998, we have grown through both internal development and acquisitions. Our acquisition strategy has been to target companies with strategic locations and significant market presence, strong management teams, a record of environmental compliance, solid growth prospects, and a reputation for quality and customer service. We currently have 70 locations in the U.S. and Canada that supply wholesale recycled OEM products.

       In February 2004, we expanded our product offering by also becoming a supplier of aftermarket products and a provider of self-service retail recycled vehicle products. We currently have approximately 49 locations that supply aftermarket products, 19 of which are co-located at wholesale recycling facilities. We have 25 locations providing self-service retail recycled vehicle products. We also operate out of four locations in Central America. In January 2006, we acquired an aluminum alloy wheel refurbishing and distribution business. Our wheel subsidiary currently operates six refurbishing and distribution facilities, one of which is co-located at an aftermarket facility. We also have a lamp refurbishing facility and a facility that sorts mechanical part cores that are sold to part remanufacturers.

       In the first six months of 2007, we acquired seven businesses (four in the recycled OEM products business, one that refurbishes and distributes head lamps and tail lamps, and two in the aftermarket products business). In July 2007 we acquired a company in the recycled OEM products business in Quebec, Canada that sells products for commercial and recreational vehicles as well as light vehicles. These business acquisitions enabled us to expand our presence in existing markets, serve new market areas, and expand our product offering.

       Our revenue has increased from $287.1 million in 2002 to $789.4 million in 2006, a 28.8% compound annual growth rate. During the same period, our operating income increased from $20.8 million to $77.2 million, a 38.8% compound annual growth rate. For the year ended December 31, 2006, revenue derived from recycled OEM products and related services represented approximately 60% of our revenue, sales of aftermarket and refurbished products and services represented approximately 24% of our revenue, and sales of other products, such as scrap and other bulk products, represented approximately 16% of our revenue. Our revenue for the six months ended June 30, 2007 was $468.6 million, an increase of 21.0% over the same period in 2006, and our operating income was $53.9 million, a 31.7% increase over the same period in 2006.

Our Strengths

  We Provide a National Solution to Insurance Companies and Extended Warranty Providers.

       We believe that our nationwide presence gives us a unique ability to service the major automobile insurance companies and extended warranty providers. Insurance companies and extended warranty providers operate generally at a national or regional level and play a critical role in the repair process. We believe we provide a direct benefit to these companies by lowering the cost of repairs, decreasing the time required to return the repaired vehicle to the customer, and providing a replacement product that is of comparable quality to the part replaced. Specifically, we assist insurance companies by purchasing insured total loss vehicles and by providing cost effective products through sales to collision repair shops, especially to repair shops that are part of an insurance company network. We also provide a review of vehicle repair order estimates to insurance companies so they may assess the opportunity to increase usage of recycled OEM, aftermarket, and refurbished products. For extended warranty providers, we provide a single national call desk to service their nationwide need for mechanical products.

  We Believe We Have the Only National Network for Recycled OEM Products and it Would be Difficult to Replicate.

       We have invested significant capital developing a national network of recycled OEM product facilities that serves most major metropolitan areas in the U.S. We have differentiated ourselves from our local competitors and made replication of our network difficult by developing our network through purchasing anchor companies that were among the largest companies in the industry. The difficulty and time required to obtain proper zoning, as well as dismantling and other environmental permits necessary to operate newly-sited facilities, would make establishing new facilities challenging. In addition, there are difficulties associated with recruiting and hiring an experienced management team that has strong industry knowledge and local relationships with customers. Finally, our national network allows us to enter new adjacent markets quickly by establishing redistribution facilities, which avoids the need for local dismantling capabilities and inventory.

  We Benefit From a Local Presence.

       Our network of facilities allows us to develop and maintain our relationships with local repair shops, while providing a level of service to insurance companies and national customers that is made possible by our nationwide presence. Our local presence allows us to provide daily deliveries that our customers require, using drivers who routinely deliver to the same customers. Our sales force and local delivery drivers develop and maintain critical personal relationships with the local repair shops that benefit from access to our wide selection of products that we are able to offer as a result of our regional inventory network.

  We Have a Proven and Effective Procurement Process.

       We have designed information systems and methodologies to procure salvage vehicles and aftermarket products cost-effectively. As our largest single expenditure, efficient procurement of salvage vehicles is critical to the growth, operating results, and cash flow of our business. Our processes and know-how allow us to identify and value the parts that can be recycled on a damaged vehicle at auction and to determine rapidly the maximum price we will pay for the vehicle in order to achieve our target margins on resale of the recycled OEM products. We carefully analyze the market and obtain aftermarket products and salvage vehicles of the type whose parts are in demand at prices that we believe will allow us to sell products profitably. We have also taken advantage of our relationships with insurance companies and vehicle manufacturers to obtain salvage vehicles outside the auction process.

  We Have a Broad and Deep Inventory of Products.

       We believe that our customers place a high value on availability of a broad range of light vehicle replacement products. We also believe that our inventory of recycled OEM, aftermarket and refurbished products allows us to fill a higher percentage of our customers' orders than our competitors. In addition, our ability to share inventory on a regional basis increases the availability of replacement products and also helps us to fill a higher percentage of our customers' orders. We have developed regional trading zones within which we make our inventory available to our local facilities, mostly via overnight product transfers. We manage our inventory and purchasing on a regional basis to enhance the availability of the products that we believe will be in the highest demand within each region. Our broad and deep inventory furthers our ability to serve as a one-stop solution for our customers' recycled OEM, aftermarket, and refurbished product needs.

  We Have Implemented Management Disciplines.

       Our management and operations team is highly experienced, with many managers having spent their entire careers in the light vehicle recycling and aftermarket distribution industries. We have developed and built procurement, operating, and financial systems that have allowed us to grow and develop our national network and implement professional management techniques and disciplines. As our business has grown, we have acquired additional management talent which has furthered the sharing of best practices throughout the company. In addition, our senior management team has extensive acquisition experience and will continue to use our disciplined approach in targeting growth opportunities.

Our Strategies

  Strengthen our National Network Through Internal Growth and Acquisitions.

       We intend to continue to expand our market coverage through a combination of internal development and acquisitions and to look for opportunities to expand into new regions and into adjacent markets. We plan to establish a presence in additional major metropolitan markets and a number of smaller markets in the U.S. and Canada. We have applied an analytical and disciplined approach to our acquisition process and have targeted companies with strong management teams, a record of environmental compliance, solid growth prospects, and a reputation for quality and customer service. Assuming the acquisition of Keystone is completed, we intend to focus on integrating Keystone's personnel and business with our own, which may affect the number of acquisitions that we pursue in the immediate future.

  Further Develop Business Relationships.

       We intend to continue to develop business relationships with automobile insurance companies, extended warranty providers, and other industry participants. We believe that insurance companies and extended warranty providers, as payors for many repairs, will take a more active role in the selection of replacement products in the repair process in order to encourage the use of lower cost alternatives to new OEM products. On behalf of certain insurance company customers, we provide a review of vehicle repair order estimates so they may assess the opportunity to increase usage of recycled OEM, aftermarket, and refurbished products in the repair process, thereby reducing their costs. Our employees also provide quotes for our products to assist several insurance companies with their estimate and settlement processes. We also work with insurance companies and light vehicle manufacturers to procure salvage vehicles directly from them on a selected basis, which provides us an additional source of supply and provides them improved economics on salvage vehicle sales. We believe we are positioned to take advantage of the increasing importance of these industry participants and will continue to look for ways to enhance our relationships.

  Continue to Improve our Operating Results.

       We are working to improve our operating results by applying our business disciplines to our most recently acquired facilities, continuing to build our network, further centralizing certain functions, improving our use of technology, and increasing revenue at our lower volume facilities. Our higher volume facilities generally operate at a higher profitability level as a percentage of revenue. We believe we can improve the profitability level at our lower volume facilities by achieving the higher volumes and improved economies of scale that we realize at our higher volume facilities. We intend to continue to refine our procurement system, which uses methodologies that analyze demand levels for our products, existing inventory levels, and projected margins on an individual vehicle basis.

  Further Develop our Technology and Business Processes.

       We continue to emphasize the use of technology in our processes to improve efficiency and to increase the standardization of our business. Our technology and proprietary processes enhance procurement, pricing, and inventory management. We continue to develop our technology to allow us to better manage and analyze our inventory, to assist our salespersons with up-to-date pricing and availability of our products, and to further enhance our procurement process. For example, many of our representatives responsible for procuring vehicles, whom we refer to as "scouts," are equipped with handheld computing devices to assist them in appraising the vehicles prior to submitting a bid to purchase the vehicle.

  Raise Industry Standards by Being the Industry Leader.

       Since our inception, we have employed a professional approach to the light vehicle recycling business. We continue to seek new ways to improve our methodologies and to communicate our standards to our customers. We further believe that, by elevating industry standards in areas such as customer service, integrity, product quality and availability, delivery time, warranty support, environmental compliance, and appearance of facilities, we can help promote the acceptability of the use of recycled OEM, aftermarket, and refurbished products.

The Keystone Acquisition

       On July 16, 2007, we entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Keystone. Under the terms of the Merger Agreement, LKQ Acquisition Company, our wholly-owned subsidiary ("Merger Sub"), will be merged with and into Keystone with Keystone being the surviving corporation and becoming a wholly-owned subsidiary of ours. In connection with the transaction, holders of Keystone common stock will be entitled to receive, in exchange therefor, $48.00 per share in cash. The aggregate cash consideration will be approximately $810.8 million, less approximately $11.5 million with respect to shares of Keystone's common stock beneficially owned by us on the record date, that will be cancelled in the transaction without consideration, and less Keystone's net cash balance at closing.

       Founded in 1947, Keystone is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for light vehicles. Keystone distributes products primarily to collision repair shops throughout most of the U.S. and certain areas in Canada. In addition, Keystone recycles and produces chrome plated and plastic bumpers and remanufactures alloy and steel wheels. Keystone's principal product lines consist of light vehicle body parts, bumpers, and remanufactured alloy wheels, as well as paint and other materials used in repairing a damaged vehicle. Keystone currently offers more than 22,000 stock keeping units ("SKUs") to over 25,000 collision repair shop customers, out of an estimated 45,000 shops nationwide.

       Headquartered in Nashville, Tennessee, Keystone operates 137 distribution centers and 13 depots located in 39 states throughout the U.S., as well as in the provinces of Ontario, Quebec, and British Columbia in Canada. Thirteen of the distribution centers serve as regional hubs. From these distribution centers, Keystone has over

1,800 customer service and salespersons who call on or have contact with collision repair shops. Keystone operates 56 plastic and steel bumper recycling facilities and 13 wheel remanufacturing facilities in the U.S. and Mexico. All but eight of these facilities are co-located with distribution centers.

       Keystone's revenue has increased from $439.1 million in the fiscal year ended March 28, 2003 to $714.0 million for the fiscal year ended March 30, 2007, a 13% compound annual growth rate. During the same period, Keystone grew operating income from $23.0 million to $47.6 million, a 20% compound annual growth rate. For the fiscal year ended March 30, 2007, revenue derived from automotive aftermarket body parts represented approximately 53% of Keystone's revenue, sales of new and remanufactured bumpers represented approximately 30% of revenue, sales of paint and related products represented approximately 9% of revenue, and sales of wheels and related parts represented approximately 8% of revenue. For the thirteen weeks ended June 29, 2007, Keystone achieved net sales of $180.7 million, a 7.8% increase over the corresponding period in 2006, and operating income of $11.6 million, a 15.2% increase over the corresponding period in 2006.

Strategic Rationale for the Keystone Acquisition

       We believe the Keystone Acquisition provides a number of strategic benefits, including the following:

  Combines Highly Complementary Product Lines, Enhancing Our Ability to be a One-Stop Shop for Collision Replacement Parts.

       We participate in the $188 billion light vehicle mechanical and collision replacement parts industry, which includes the $43 billion collision repair industry in which Keystone participates. When a repair shop needs to secure a part to fix a car or light truck, there are three choices: a new OEM product, a recycled OEM product, or a new aftermarket product. We believe our heritage as a leader in providing recycled OEM collision and mechanical products to the repair industry in North America is complemented well by Keystone's national leadership in the light vehicle aftermarket parts market. While recycled OEM products tend to be larger, higher value items such as full front end assemblies, door assemblies, engines, and transmissions, aftermarket products tend to be the smaller items that move through inventory quickly, such as head lamps, tail lamps, bumpers, grilles, and fenders. The combination of our businesses creates a deep inventory of both product lines, enabling us to increase our fulfillment rates and better serve our customers with a one-stop shop solution for replacement products.

  Expands Our North American Footprint in the Market for Replacement Products Distribution.

       The two businesses combined had over $1.5 billion in sales for their respective last fiscal years, serving the light vehicle replacement products market with approximately 294 points of distribution across the U.S. and Canada. While our existing business maintains a national footprint for recycled products, the Keystone Acquisition adds a national footprint for aftermarket products, along with a presence in Canada. Furthermore, we believe that Keystone's existing footprint fits strategically with our network of recycled products facilities. The Keystone Acquisition allows us to provide additional value to our collision repair shop customers over a larger market area by having greater breadth and depth of inventory and distribution presence. We believe this enhanced position will lead to further utilization of aftermarket replacement products, which based on the economic benefits relative to new OEM products, may reduce the overall cost of repair for our customers and the insurance industry.

  Provides Opportunity for Significant Combination Benefits.

       We believe the annual cost efficiencies and benefits from the Keystone Acquisition will be approximately $25 to $35 million, which we expect to realize over the next several years. Key areas for benefits include purchasing efficiencies, warehousing and distribution savings, overhead reductions including those related to duplicative public company expenses, and working capital efficiencies. There will also be potential cross-selling opportunities and enhanced fulfillment rates.

Merger Agreement

       The Merger Agreement contains representations, warranties, and covenants typical for transactions of this type. The Merger Agreement also contains certain conditions to the closing of the Keystone Acquisition, including the following: the principal terms of the Merger Agreement and the Keystone Acquisition must have been approved by Keystone's shareholders; the waiting periods (including any extensions) under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR") must have expired or been terminated; no law or order issued by any court or other governmental entity is in effect preventing the consummation of the Keystone Acquisition or any other transaction contemplated by the Merger Agreement; each party must have performed or complied in all material respects with all material agreements and covenants required by the Merger Agreement to be performed or complied with; and the representations and warranties of each party must be materially true and correct as of the closing date. The Keystone Acquisition is not conditioned on us obtaining financing to pay the purchase price. The HSR waiting period expired on September 4, 2007. A special meeting of Keystone's shareholders to consider the Keystone Acquisition and the Merger Agreement is expected to be held in early October 2007. Subject to the approval of Keystone's shareholders and subject to the satisfaction or waiver of the remaining closing conditions, we expect to complete the Keystone Acquisition and the related debt financing in October 2007.

The Financing Transaction

       We estimate that the total amount of funds we need to complete the Keystone Acquisition and the related transactions is approximately $1.07 billion. This includes approximately $799.3 million to be paid out to Keystone shareholders (other than us) and holders of other equity-based interests in Keystone. In addition, we will use approximately $224.0 million for working capital and to repay our anticipated indebtedness at the closing of the Keystone Acquisition and pay approximately $44.1 million in fees and expenses related to the transactions.

       In connection with the execution and delivery of the Merger Agreement, we entered into a debt financing commitment letter with affiliates of Lehman Brothers Inc. and Deutsche Bank Securities Inc. to provide approximately $1.09 billion in debt financing, consisting of (1) a seven-year, $840 million first-lien term loan facility, (2) a six-year, $100 million revolving credit facility, and (3) a seven-and-one-half year, $150 million second-lien term loan facility. The proceeds of the debt financing are intended to finance the payment of the Keystone Acquisition consideration, the refinancing of certain of our debt outstanding on the closing date of the Keystone Acquisition, and to pay fees and expenses related to these transactions, and, in the case of the revolving facility, to fund general working capital requirements after the closing date of the Keystone Acquisition. The proceeds we receive from this offering are expected to eliminate our need to enter into the $150 million second-lien term loan facility and to reduce to approximately $750 million the amount we would borrow under the $840 million first-lien term loan facility. A more detailed description of the terms of the commitment letter is set forth below following the table describing the sources and uses of funds.

       The following table sets forth the estimated sources and uses of funds relating to the Keystone Acquisition, the debt financings, and this offering:

Sources of Funds	Amount
(In millions)
First-lien term loan facility(1)	$750.0

Revolving credit facility(2)	0.0
Exercise of stock options(3)	7.4
Common stock offered hereby(4)	310.0

Total	$1,067.4

Uses of Funds	Amount
(In millions)
Purchase price for Keystone, net of cancellation of shares owned by LKQ	$799.3
Working capital and repayment of LKQ's anticipated debt(5)	224.0
Estimated transaction fees and expenses(6)	44.1

Total	$1,067.4

(1)
The commitment letter provides for borrowings of up to $840 million under the first-lien term loan facility; however, we expect to borrow only $750 million under this facility assuming the completion of this offering. The commitment letter provides for a second-lien term loan facility with available borrowings of up to $150 million; however, we do not expect to enter into this facility assuming the completion of this offering.
(2)
The commitment letter provides for borrowings up to $100 million under the revolving credit facility, although no more than $34 million of such facility may be used to finance the Keystone Acquisition and the related transactions.
(3)
In connection with this offering, two selling stockholders intend to exercise stock options to purchase an aggregate of 500,000 shares of our common stock, which shares will be sold by them in this offering. This amount represents the exercise prices to be paid to us by the selling stockholders and the tax benefits to us as a result of the exercise.
(4)
Does not reflect the underwriting discount and expenses payable by us in connection with this offering. If the underwriters exercise their over-allotment option in full in connection with this offering, we will receive an estimated additional $53.4 million in net proceeds. We expect to use the additional net proceeds to reduce the amount borrowed under the revolving credit facility and for general corporate purposes.
(5)
Indebtedness and letters of credit outstanding under our existing credit facility as of September 19, 2007 totaled $151.9 million.
(6)
Includes the underwriting discounts and other estimated expenses incurred in connection with the Keystone Acquisition, the debt financing, and this offering.

       We have obtained a $1.09 billion senior secured financing commitment from affiliates of Deutsche Bank Securities Inc. and Lehman Brothers Inc., subject to customary conditions. This commitment is for a first-lien and a second-lien credit facility. We do not anticipate entering into a second-lien credit facility (assuming completion of this offering) but do anticipate entering into the first-lien credit facility, which will consist of a term loan facility and a revolving credit facility. We will have the ability to issue letters of credit and to incur swingline loans under the revolving credit facility. In addition, a portion of the credit facility will be available in Canadian dollars on terms to be agreed.

       All of the obligations under the first-lien credit facility will be unconditionally guaranteed by each of our direct and indirect domestic subsidiaries (the "Guarantors"). Obligations under the first-lien credit facility, including the related guarantees, will be secured by a first priority security interest in all of (i) the stock, other equity interests and promissory notes owned by us and the Guarantors, provided that not more than 65% of the total outstanding voting stock of any direct or indirect non-U.S. subsidiary of ours which is a "controlled foreign corporation" shall be required to be pledged, and (ii) the other tangible and intangible assets owned by us and the Guarantors, including, without limitation, receivables, cash and securities deposit accounts, contract rights, securities, patents, trademarks, other intellectual property, inventory, equipment, and real estate, but excluding immaterial owned real property and motor vehicles.

       Amounts under the first-lien term loan facility will be due and payable in quarterly installments equal to 0.25% of the initial aggregate principal amount during the first six and three-fourths years, with the balance payable in full in year seven. Amounts under the revolving credit facility will be due and payable in full in year six. We will also be required to prepay the first-lien term loan facility upon the sale of certain assets, upon the incurrence of certain debt, upon receipt of certain insurance and condemnation proceeds, and with up to 50%

of our excess cash flow (subject, in the case of excess cash flow, to step-downs based on our total leverage ratio).

       Indebtedness under the first-lien credit facility will bear interest, at our option, at (i) a base rate (the higher of (x) the rate that the Administrative Agent (which will be Lehman Commercial Paper Inc.) (the "Administrative Agent") announces from time to time as its prime lending rate, as in effect from time to time, and (y) 1/2 of 1% in excess of the overnight federal funds rate) plus an applicable margin currently expected to be 1.00% per annum, or (ii) a Eurodollar rate as determined by the Administrative Agent for the respective interest period plus an applicable margin currently expected to be 2.00% per annum, except that indebtedness in respect of swingline loans shall bear interest only at the rate referred to in clause (i). The interest rates could, under certain circumstances, increase from between 0.25% to 0.75%. The applicable margin for loans under the revolving credit facility will be subject to quarterly step-downs based upon our total leverage ratio and the interest rate option we choose. Interest will be payable quarterly in arrears, except that interest calculated under clause (ii) will be payable in arrears on the last day of the relevant interest period and, for any interest period longer than three months, quarterly. Any default on the payment of principal, interest, or other overdue amounts shall bear interest at 2% above the rate otherwise applicable (or, if there is no applicable rate, at 2% above the rate referred to in clause (i) above). All overdue amounts shall be payable on demand.

       Our first-lien credit facility agreement will contain customary representations and warranties, and will contain customary covenants that restrict our ability to, among other things (i) incur liens, (ii) incur any indebtedness (including guarantees or other contingent obligations), (iii) engage in mergers and consolidations, (iv) engage in sales, transfers, and other dispositions of property and assets (including sale-leaseback transactions), (v) make loans, acquisitions, joint ventures, and other investments, (vi) make dividends and other distributions to, and redemptions and repurchases from, equity holders, (vii) prepay, redeem, or repurchase certain debt, (viii) make changes in the nature of our business, (ix) amend our organizational documents, or amend or otherwise modify certain of our debt documents, (x) change our fiscal quarter and fiscal year ends, (xi) enter into transactions with our affiliates, (xii) make dividends, loans, and other transfers by our subsidiaries, and (xiii) issue certain equity interests. Our first-lien credit facility will also require us to comply with certain financial and affirmative covenants, including, without limitation, using the cash on hand of Keystone to repay outstanding loans under our revolving credit facility within five days of the closing date of the Keystone Acquisition.

       Our first-lien credit facility agreement will contain events of default that will include, but may not be limited to, (i) our failure to pay principal when due or interest, fees, or other amounts after grace periods to be mutually agreed upon, (ii) covenant defaults, (iii) our material breach of any representation or warranty, (iv) cross defaults to certain other indebtedness, (v) bankruptcy, insolvency, or other similar proceedings, (vi) our inability to pay debts, (vii) monetary judgment defaults over an amount to be mutually agreed upon and material nonmonetary judgment defaults, (viii) customary ERISA and environmental defaults, (ix) actual or asserted invalidity of any material provision of the loan documentation or impairment of a portion of the collateral to be agreed upon, and (x) a change of control.

       The closing of this offering is not conditioned on the closing of the debt financing or the Keystone Acquisition, and we expect to close this offering prior to completing either the debt financing or the Keystone Acquisition. The debt financing commitments will expire if the Keystone Acquisition is not consummated and a definitive credit agreement with lenders is not reached by January 16, 2008. The facilities contemplated by the debt financing commitments are subject to customary closing conditions, including:

  •
  the consummation of the Keystone Acquisition;

  •
  the absence of a material adverse change with respect to Keystone, to the extent that change constitutes a "Company Material Adverse Effect" as defined in the Merger Agreement;

  •
  the execution of definitive credit documentation consistent with the term sheets for the debt facilities;

  •
  the absence of any amendments or waivers to the Merger Agreement to the extent material and adverse to the lenders, which have not been approved by the lead arrangers for the debt financing;

  •
  the receipt of specified financial statements of Keystone; and

  •
  receipt of customary closing documents.

       Although the debt financing described in this prospectus supplement is not subject to lenders' due diligence or to a "market out," that financing might not be funded on the closing date because of failure to meet the closing conditions or for other reasons. No alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available as anticipated. The documentation governing the debt financing facilities has not been finalized, and accordingly, the actual terms may differ from those described in this prospectus supplement.

Our Corporate Information

       We were incorporated in Delaware in February 1998. Our principal executive headquarters are located at 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602. Our telephone number is 312-621-1950. Our website address is www.lkqcorp.com. The information found on our website is not a part of this prospectus supplement.

Risk Factors

       An investment in the common stock offered hereby involves a high degree of risk. See the "Risk Factors" section in this prospectus supplement.

THE OFFERING

Common stock offered by us	10,000,000 shares (excluding up to 1,800,000 shares that may be issued by us upon exercise of the underwriters' over-allotment option)
Common stock offered by selling stockholders	2,000,000 shares
Total shares	12,000,000 shares
Common stock to be outstanding after this offering(1)	64,477,829 shares. If the underwriters exercise their over-allotment option in full, we will issue an additional 1,800,000 shares, which will result in 66,277,829 shares outstanding.
Use of proceeds
We estimate that the net proceeds we receive from this offering will be approximately $298.4 million, or approximately $351.9 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds to us from this offering, along with the proceeds from the debt financing, to finance the Keystone Acquisition, to repay our indebtedness, and to pay fees and expenses associated with the transactions. See "Prospectus Supplement Summary—The Financing Transaction" and "Use of Proceeds" in this prospectus supplement. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We intend to use for general corporate purposes the proceeds from the exercise of options to purchase 500,000 shares of our common stock by certain members of management.
Dividend policy
We have not paid or declared any dividends on our common stock and currently intend to retain earnings to repay debt and to fund our working capital needs and growth opportunities. Our current credit facility includes, and the credit facility we expect to enter into in connection with the Keystone Acquisition will include, provisions that limit our payment of dividends on our common stock.
NASDAQ trading symbol	LKQX

(1)
The number of shares of our common stock outstanding after the offering set forth above is based on 53,977,829 shares of common stock outstanding as of September 19, 2007 and includes the 10,000,000 shares to be sold by us in this offering and the 500,000 shares to be issued upon exercise of options to purchase our common stock by certain members of our management. The number of shares outstanding after this offering does not include an aggregate of 15,000,000 shares of common stock reserved for issuance under our equity compensation plans, of which options to purchase 6,787,319 shares (excluding the 500,000 shares relating to options to be exercised as part of this offering) were outstanding as of September 19, 2007 at a weighted average exercise price of $9.18 per share.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER INFORMATION OF LKQ

       The following summary historical consolidated financial and other information for each of the years in the three-year period ended December 31, 2006 is derived from our audited consolidated financial statements. The following summary historical consolidated financial and other information as of June 30, 2007 and 2006, and for the six months ended June 30, 2007 and 2006, is derived from our unaudited interim consolidated condensed financial statements. Our interim financial statements were prepared on a consistent basis with our annual financial statements and contain all adjustments necessary for a fair presentation of the interim period. The results for an interim period are not necessarily indicative of our results for a full year.

       The table below sets forth unaudited pro forma financial information after giving effect to this offering, the Keystone Acquisition, and the related debt financing transaction. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2007 combine the historical results of LKQ for the six month period ended June 30, 2007 and Keystone for the six month-period ended June 29, 2007 (fiscal fourth quarter ended March 30, 2007 combined with fiscal first quarter ended June 29, 2007). The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 combine the historical results of LKQ and Keystone for the fiscal years ended December 31, 2006 and March 30, 2007, respectively. The unaudited pro forma condensed combined statements of income for all periods presented give effect to the Keystone Acquisition as if it had occurred on January 1, 2006.

       This information is only a summary and should be read together with "Unaudited Pro Forma Condensed Combined Financial Statements" and the historical financial statements, the related notes, and other financial information included or incorporated by reference in this prospectus supplement.

(In thousands, except per share data)
				Six Months Ended June 30,		Pro Forma
	Year Ended December 31,
						Year Ended December 31, 2006	Six Months Ended June 30, 2007
	2004	2005	2006	2006	2007
Statements of Income Data:
Revenue	$424,756	$547,392	$789,381	$387,176	$468,596	$1,501,554	$847,655
Cost of goods sold	227,140	289,788	431,832	210,649	256,417	825,388	463,559

Gross margin	197,616	257,604	357,549	176,527	212,179	676,166	384,096

Operating income	34,907	52,942	77,166	40,943	53,904	121,072	80,715
Other (income) expense
Interest, net	1,505	1,887	5,824	2,290	3,826	56,307	29,151
Other, net	(455)	(628)	(1,479)	(933)	(675)	(4,415)	(3,153)

Income before provision for income taxes	33,857	51,683	72,821	39,586	50,753	69,180	54,717
Provision for income taxes	13,284	20,796	28,426	15,840	20,943	27,022	22,523

Net income	$20,573	$30,887	$44,395	$23,746	$29,810	$42,158	$32,194

Earnings per share:
Basic	$0.51	$0.70	$0.84	$0.45	$0.56	$0.67	$0.50
Diluted	0.46	0.63	0.80	0.43	0.53	0.64	0.48
Shares used in per share calculation basic(a)	40,105	44,019	52,827	52,434	53,420	63,327	63,920
Shares used in per share calculation diluted(a)	44,827	48,715	55,817	55,595	56,123	66,083	66,385
Other Financial Data:
Net cash provided by operating activities	$25,901	$37,533	$52,381	$13,061	$13,439
Net cash used in investing activities	(87,823)	(126,022)	(110,657)	(73,943)	(48,230)
Net cash provided by financing activities	47,452	90,050	59,134	61,916	39,614
Capital expenditures(b)	93,025	136,342	116,844	78,758	44,073
Depreciation and amortization	6,872	8,574	12,086	5,629	7,056	$26,042	$14,568
EBITDA(c)	42,234	62,144	90,731	47,505	61,635	151,529	98,436
Balance Sheet Data (at period end):
Total assets	$288,275	$439,426	$564,355	$537,392	$646,069		$1,663,976
Working capital	77,879	103,776	122,420	131,951	160,268		437,921
Long-term obligations, including current portion	50,262	47,477	100,447	107,469	138,707		762,514
Stockholders' equity	204,071	341,220	401,202	374,131	437,290		737,823

(a)
We sold 6,435,000 shares of our common stock on October 4, 2005 in connection with a follow-on public offering. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in 2005 do not fully reflect the impact of this transaction.
(b)
Includes acquisitions and non-cash property additions.
(c)
EBITDA consists of income before provision for income taxes plus depreciation and amortization, interest expense, less interest income. We have presented EBITDA information solely as a supplemental disclosure because we believe it provides a helpful analysis of our operating results. EBITDA should not be construed as an alternative to operating income, net income or net cash provided by operating activities, as determined in accordance with accounting principles generally accepted in the United States. In addition, not all companies that report EBITDA information calculate EBITDA in the same manner as we do and, accordingly, our calculation is not necessarily comparable to similarly named measures of other companies and may not be an appropriate measure for performance relative to other companies.

       The following table reconciles EBITDA to net income:

						Pro Forma
(In thousands)				Six Months Ended June 30,
	Year Ended December 31,						Six Months Ended June 30, 2007
						Year Ended December 31, 2006
	2004	2005	2006	2006	2007
Net income	$20,573	$30,887	$44,395	$23,746	$29,810	$42,158	$32,194
Depreciation and amortization	6,872	8,574	12,086	5,629	7,056	26,042	14,568
Interest, net	1,505	1,887	5,824	2,290	3,826	56,307	29,151
Provision for income taxes	13,284	20,796	28,426	15,840	20,943	27,022	22,523

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$42,234	$62,144	$90,731	$47,505	$61,635	$151,529	$98,436

RISK FACTORS

       Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, along with other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, in deciding whether to invest in our common stock. These factors, among others, may cause actual results, events, or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus supplement and the accompanying prospectus, resulting in a decline in the market price of our common stock and a loss of all or part of your investment.

Risks Relating to Our Business

  We face intense competition from local, national, and internet-based light vehicle products providers, and this competition could negatively affect our business.

       The light vehicle replacement products industry is highly competitive and is served by numerous suppliers of OEM products, recycled OEM products, aftermarket products, and refurbished products. Within each of these categories of suppliers, there are local owner-operated companies, larger regional suppliers, national providers, and internet-based suppliers. Providers of light vehicle replacement products that have traditionally sold only certain categories of such products may decide to expand their product offerings into other categories of light vehicle replacement products, which may further increase competition. Some of our current and potential competitors may have more operational expertise; greater financial, technical, manufacturing, distribution, and other resources; longer operating histories; lower cost structures; and better relationships in the insurance and vehicle repair industries. In certain regions of the U.S., local light vehicle recycling companies have formed cooperative efforts to compete in the recycled OEM products industry. As a result of these factors, our competitors may be able to provide products that we are unable to supply, provide their products at lower costs, or supply products to customers that we are unable to serve.

  Challenges to the validity of aftermarket products by OEMs could adversely affect our business.

       Original equipment manufacturers have attempted to use claims of intellectual property infringement against manufacturers and distributors of aftermarket products to restrict or eliminate the sale of aftermarket products that are the subject of the claims. The original equipment manufacturers have brought such claims in federal court and with the United States International Trade Commission.

       In December 2005, Ford Global Technologies, LLC initiated a complaint with the International Trade Commission against six companies, including Keystone, alleging that certain aftermarket parts imported into the United States infringed on 14 design patents held by Ford Global. We were not named in the complaint, although the outcome would affect all persons and entities that import or distribute the parts, including us. In December 2006, an administrative law judge of the International Trade Commission preliminarily ruled that seven of the Ford Global design patents were valid and that the importation of automotive parts covered by these seven patents violated Section 337 of the Tariff Act of 1930. The International Trade Commission affirmed the ruling of the administrative law judge and issued an order prohibiting further importation of automotive parts covered by the patents. The parties to the action have appealed the decision to the United States Circuit Court of Appeals for the Federal Circuit.

       To the extent that the original equipment manufacturers are successful with intellectual property infringement claims, we could be restricted or prohibited from selling certain aftermarket products which could have an adverse effect on our business. We would likely incur significant expenses defending intellectual property infringement claims if we become directly involved by being named as a defendant or through the pending Keystone Acquisition. Even if we are not directly involved in any such claims, written allegations that we are infringing another party's intellectual property rights could involve significant expense to investigate. In addition, an unexpected result of the intellectual property infringement litigation is that the Certified Automotive Parts Association, or CAPA, is decertifying parts that are the subject of the claims. Lack of CAPA certification may negatively impact us because many major insurance companies recommend or require the use of CAPA certified parts.

  An adverse change in our relationships with auction companies or our suppliers could increase our expenses and hurt our ability to serve our customers.

       Most of our salvage inventory is obtained from vehicles offered at salvage auctions by several companies that own auction facilities in numerous locations across the U.S. We do not have contracts with any auction company. According to industry analysts, two companies control over 65% of the salvage auction market in the U.S. In some localities, the automotive auction business may be even more highly concentrated. If an auction company prohibited us from participating in its auctions, or significantly raised its fees, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. Moreover, we are facing increased competition in the purchase of salvage vehicles from shredders and scrap recyclers, internet-based buyers, and others. This increase in the number of bidders may increase our cost of goods sold for recycled OEM products.

       We also acquire some of our inventory directly from insurance companies, original equipment manufacturers, aftermarket parts manufacturers, and others. To the extent that these suppliers decide to discontinue these arrangements, our business could be adversely affected through higher costs or the resulting potential inability to service our customers.

       In addition, we purchase aftermarket parts primarily from foreign manufacturers in Taiwan. In the event that our business relationships with these suppliers deteriorated or terminated, or in the event that the importing of products into the U.S. from Taiwan or the exporting of products by Taiwan to the U.S. was disrupted, our business could be adversely affected through higher costs or the resulting inability to service our customers.

  If our business relationships with insurance companies end, we may lose important sales opportunities.

       We rely on business relationships with several insurance companies. These insurance companies encourage vehicle repair facilities to use products we provide. Our arrangements with these companies may be terminated at any time. We rely on these relationships for sales to some collision repair shops, and a termination of these relationships may result in a loss of sales, which could adversely affect our results of operations.

       In an Illinois lawsuit involving State Farm Mutual Automobile Insurance Company ("Avery v. State Farm"), a jury decided in October 1999 that State Farm breached certain insurance contracts with its policyholders by using non-OEM parts to repair damaged vehicles when use of such parts did not restore the vehicle to its "pre-loss condition." The jury found that State Farm misled its customers by not disclosing the use of non-OEM parts and the alleged inferiority of those parts. The jury assessed damages against State Farm of $456 million, and the judge assessed an additional $730 million of disgorgement and punitive damages for violations of the Illinois Consumer Fraud Act. In April 2001, the Illinois Appellate Court upheld the verdict but reduced the damage award by $130 million because of duplicative damage awards. On August 18, 2005, the Illinois Supreme Court reversed the awards made by the circuit court and found, among other things, that the plaintiffs had failed to establish any breach of contract on the part of State Farm. The U.S. Supreme Court declined to hear an appeal of this case. As a result of this case, some insurance companies had reduced or eliminated their use of aftermarket products. Our financial results could be affected, perhaps adversely, if insurance companies modified or terminated the arrangements pursuant to which repair shops buy aftermarket or recycled OEM products from us due to a fear of similar claims with respect to such products.

  We may not be able to sell our products due to existing or new laws and regulations prohibiting or restricting the sale of recycled OEM or aftermarket products.

       Some jurisdictions have enacted laws prohibiting or severely restricting the sale of certain recycled OEM products that we provide, such as airbags. These and other jurisdictions could enact similar laws or could prohibit or severely restrict the sale of additional recycled OEM products. Restrictions on the products we are able to sell could decrease our revenue and have an adverse effect on our business and operations.

       Most states have passed laws that prohibit or limit the use of aftermarket products in collision repair work and/or require enhanced disclosure or vehicle owner consent before using aftermarket products in such repair work. Additional legislation of this kind may be introduced in the future. If additional laws prohibiting or restricting the use of aftermarket products are passed, it could have an adverse impact on our aftermarket products business.

       Certain organizations test the quality and safety of light vehicle replacement products. In the event that such organizations decide that a particular vehicle product does not meet applicable quality or safety standards, we may decide to discontinue sales of such product or insurance companies may decide to discontinue authorization of repairs using such product. Such events could adversely affect our business.

  Fluctuations in the prices of scrap metals could adversely affect our financial results.

       Our wholesale recycled OEM operations generate scrap metal that we sell. Since 2004, we have operated self-service retail recycled OEM operations, and we have increased our participation in this business over the last three years. The self-service retail recycled OEM business generates a larger percentage of its revenue from sales of scrap metal than our wholesale business. As a result, the percentage of our total revenue from sales of scrap metal has increased over this time period. The prices of scrap metal have historically fluctuated due to market factors, sometimes significantly. To the extent the prices of scrap metal decrease materially, our revenue from such sales will suffer. The cost of our self-service inventory purchases may also decrease as a result of falling scrap metal prices, but there can be no assurance that our inventory purchasing cost will decrease the same amount or at the same rate as the scrap metal prices and there may be a delay between the scrap metal price reductions and any inventory cost reductions.

  If we determine that our goodwill has become impaired, we may incur significant charges to our pre-tax income.

       Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. Goodwill and intangible assets are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions, and adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business. As of June 30, 2007, our total goodwill, subject to future impairment testing, was approximately $263.5 million. In addition, we expect to have a substantial increase to goodwill as a result of the Keystone Acquisition.

  If the number of vehicles involved in accidents declines, our business could suffer.

       Because our business depends on vehicle accidents for both the supply of recycled OEM products and the demand for repairs using our products, factors which influence the number and/or severity of accidents, including, but not limited to, the number of vehicles on the road, the number of miles driven, the ages of drivers, the use of cellular telephones and other electronic equipment by drivers, the congestion of traffic, the occurrence and severity of certain weather conditions, the use of alcohol and drugs by drivers, and the condition of roadways, impact our business. In this regard, a number of states and municipalities have adopted, or are considering adopting, legislation banning the use of handheld cellular telephones while driving and such restrictions could lead to a decline in accidents. Moreover, an increase in fuel prices may cause the number of vehicles on the road to decline as motorists seek alternative transportation options and this also could lead to a decline in accidents.

  Governmental agencies may refuse to grant or renew our operating licenses and permits.

       Our operating subsidiaries must obtain licenses and permits from state and local governments to conduct their operations. When we develop or acquire a new facility, we must seek the approval of state and local units of government. Governmental agencies often resist the establishment of a vehicle recycling facility in their communities. There can be no assurance that future approvals or transfers will be granted. In addition, there can be no assurance that we will be able to maintain and renew the licenses and permits our operating subsidiaries currently hold.

  If we lose our key management personnel, we may not be able to successfully manage our business or achieve our objectives.

       Our future success depends in large part upon the leadership and performance of our executive management team and key employees at the operating level. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them with similarly qualified personnel, which could harm our business.

  We rely on information technology in critical areas of our operations and a disruption relating to such technology could harm our business.

       We use information technology systems owned by other companies for management of our facilities and our financial functions. In the event that the providers of these systems terminate their relationships with us, we could suffer disruptions to our operations.

       In addition, we continually monitor these systems to find areas for improvement. In the event that we decided to switch providers or to implement our own systems, we may also suffer disruptions to our business. We may be unsuccessful in the development of our own systems, and we may underestimate the costs and expenses of developing and implementing our own systems. Also, our revenue may be hampered during the period of implementing an alternative system, which period could extend longer than we anticipated.

  If we experience problems with our fleet of trucks, our business could be harmed.

       We use a fleet of trucks to deliver the majority of the products we sell. We are subject to the risks associated with providing trucking services, including inclement weather, disruptions in the transportation infrastructure, availability and price of fuel, liabilities arising from accidents to the extent we are not covered by insurance, and insurance premium increases. In addition, our failure to deliver products in a timely and accurate manner could harm our reputation and brand, which could have a material adverse effect on our business.

  We are subject to environmental regulations and incur costs relating to environmental matters.

       We are subject to various federal, state, and local environmental protection and health and safety laws and regulations governing, among other things:

  •
  the emission and discharge of hazardous materials into the ground, air, or water;

  •
  the exposure to hazardous materials; and

  •
  the generation, handling, storage, use, treatment, identification, transportation, and disposal of industrial by-products, waste water, storm water, and mercury and other hazardous materials.

       We are also required to obtain environmental permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators. We could also become liable if employees or other parties are improperly exposed to hazardous materials.

       Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migration to or from, our or our predecessors' past or present facilities and at independent waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances.

       Environmental laws are complex, change frequently, and have tended to become more stringent over time. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, or financial condition.

  We could be subject to product liability claims.

       If customers of repair shops that purchase our products are injured or suffer property damage, we could be subject to product liability claims. The successful assertion of this type of claim could have an adverse effect on our business or financial condition.

  We may not be able to successfully acquire new operations or integrate future acquisitions, which could cause our business to suffer.

       We may not be able to successfully complete potential strategic acquisitions if we cannot reach agreement on acceptable terms or for other reasons. If we buy a company or a division of a company, we may experience difficulty integrating that company's or division's personnel and operations, which could negatively affect our operating results. In addition:

  •
  the key personnel of the acquired company may decide not to work for us;

  •
  we may experience business disruptions as a result of information technology systems conversions;

  •
  we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, and financial reporting;

  •
  we may be held liable for environmental risks and liabilities as a result of our acquisitions, some of which we may not have discovered during our due diligence;

  •
  our ongoing business may be disrupted or receive insufficient management attention; and

  •
  we may not be able to realize the cost savings or other financial benefits we anticipated.

       In connection with future acquisitions, we may assume the liabilities of the companies we acquire. These liabilities, including liabilities for environmental-related costs, could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which could involve the imposition of restrictive covenants or be dilutive to our existing stockholders.

  Our credit facility imposes certain operating and financial restrictions on us and our subsidiaries and requires us to meet certain financial tests.

       Our credit facility contains certain operating and financial restrictions that limit or prohibit us from engaging in certain transactions, including the following:

  •
  incurring or guarantying additional debt;

  •
  paying dividends or other distributions to our stockholders or redeeming, repurchasing, or retiring our capital stock or subordinated obligations;

  •
  making investments and capital expenditures;

  •
  creating liens on our assets;

  •
  selling, transferring, leasing, licensing, or otherwise disposing of assets other than in the ordinary course of business;

  •
  engaging in transactions with stockholders and affiliates;

  •
  engaging in mergers, consolidations, or acquisitions;

  •
  engaging in any material line of business substantially different from, and unrelated to, those lines of business currently carried on by us; and

  •
  making changes to our equity capital structure or amending our certificate of incorporation, bylaws, or any stockholder rights agreement.

       The credit facility also requires that we satisfy certain financial tests. The failure to comply with any of these covenants would cause a default under the credit facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less attractive to us than our existing credit facility or it may not be on terms that are acceptable to us.

  Our future capital needs may require that we seek debt financing or additional equity funding that, if not available, could cause our business to suffer.

       We may need to raise additional funds in the future to, among other things, fund our existing operations, improve or expand our operations, respond to competitive pressures, or make acquisitions. From time to time, we may raise additional funds through public or private financing, strategic alliances, or other arrangements. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations. If we fail to raise capital when needed, our business will be negatively affected.

  Our annual and quarterly performance may fluctuate.

       Our revenue, cost of goods sold, and operating results have fluctuated on a quarterly and annual basis in the past and can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond our control. Future factors that may affect our operating results include, but are not limited to, the following:

  •
  fluctuations in the pricing of new OEM replacement products;

  •
  the availability and cost of inventory;

  •
  variations in vehicle accident rates;

  •
  competition in the vehicle replacement parts industry;

  •
  changes in state or federal laws or regulations affecting our business;

  •
  changes in the types of replacement parts that insurance carriers will accept in the repair process;

  •
  our ability to integrate and manage our acquisitions successfully;

  •
  fluctuations in fuel prices;

  •
  changes in the demand for our products and the supply of our inventory due to severity of weather and seasonality of weather patterns;

  •
  the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations, and infrastructure; and

  •
  declines in the values of our assets.

       Due to the foregoing factors, our operating results in future periods can be expected to fluctuate. Accordingly, our results of operations may not be indicative of future performance. These fluctuations in our operating results may cause our results to fall below the expectations of public market analysts and investors, which could cause our stock price to decline.

  Proposed regulations under the National Stolen Passenger Motor Vehicle Information System could harm our business.

       In 1992, Congress enacted the Anti Car Theft Act to deter trafficking in stolen vehicles. This law included the establishment of the National Stolen Passenger Motor Vehicle Information System to track and monitor stolen automotive parts. In April 2002, the Department of Justice published for comment proposed regulations to implement this system. The proposed regulations require, among other things, that insurance companies, salvagers, dismantlers, recyclers, and repairers inspect salvage vehicles for the purpose of collecting the vehicle identification number and the part number for any covered major part that possesses the vehicle identification number. The requirement to collect this information would place burdens and costs on us that otherwise would not normally exist, and could discourage our customers from purchasing our products if the proposed regulations are adopted.

Risks Relating to The Keystone Acquisition

  The proposed Keystone Acquisition is subject to closing conditions and financing obligations, and is the subject of lawsuits that could result in the Keystone Acquisition not being completed.

       The proposed Keystone Acquisition is subject to customary closing conditions, including approval by the shareholders of Keystone. Many of the conditions to the closing of the Keystone Acquisition are outside of our control. If any of the closing conditions is not satisfied (or waived, if permissible), the Keystone Acquisition will not be completed. In addition, we generally are not permitted to terminate the Keystone Acquisition if we are not able to obtain financing to fund the purchase price of that transaction, even if the lenders breach their existing financing commitment. Furthermore, two lawsuits have been filed challenging the Keystone Acquisition. These lawsuits could result in the Keystone Acquisition not being completed or could result in a delay in the completion of the Keystone Acquisition.

       If we do not complete the Keystone Acquisition, the price of our common stock may decline. We will also be obligated to pay fees and expenses we have incurred in connection with the Keystone Acquisition, whether or not the Keystone Acquisition is completed. In addition, we have expended, and will continue to expend, significant management resources in an effort to complete the Keystone Acquisition. If the Keystone Acquisition is not completed due to our inability to obtain the necessary financing, in certain circumstances we could be subject to material damages for breaching the Keystone Merger Agreement. Further, if the Merger Agreement is terminated under specified circumstances, we may be required to pay a termination fee of $30.0 million to Keystone plus certain expenses.

  We may not be able to successfully integrate Keystone's business and such integration may cause us to incur unanticipated costs.

       Assuming the Keystone Acquisition is completed, we may experience difficulty integrating Keystone's personnel and operations with our own. Even though we have acquired other businesses, the Keystone

Acquisition will be the largest acquisition we have undertaken. The magnitude of the Keystone Acquisition may present significant integration challenges, including with respect to systems consolidation. In addition, the costs of such integration may be significantly higher than we have anticipated. The successful integration of Keystone's business with our own will require substantial attention from our management and employees which may decrease the time they devote to normal and customary operating, selling and administrative functions. If we are unable to successfully integrate Keystone's business within a reasonable period of time, we may not be able to realize the potential benefits anticipated from the Keystone Acquisition. Our financial results could be adversely affected if we do not successfully integrate Keystone's business.

       Furthermore, even if we are able to successfully integrate Keystone's business with our own, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate from the Keystone Acquisition, either in the amount or in the time frame that we expect.

  We may not be able to maintain Keystone's or our vendor and key customer relationships nor be able to retain key employees of Keystone.

       Assuming the Keystone Acquisition is completed, our combination with Keystone may cause vendors and key customers to discontinue business with the combined company, which may negatively affect our operating results. Additionally, there can be no assurance that key employees of Keystone will remain with the combined company. If we lose the services of any of these key employees, we may not be able to replace them with similarly qualified personnel, which could harm our business.

  Financing the Keystone Acquisition will substantially increase our leverage and will involve restrictions on our business.

       We received a senior secured financing commitment from Deutsche Bank and Lehman Brothers to finance the proposed Keystone Acquisition and to refinance existing debt, which commitment is subject to customary closing conditions. After completion of the Keystone Acquisition and after taking into account this offering, we expect our total outstanding indebtedness (including bank financing, letters of credit, and notes payable in connection with acquisitions) to increase from approximately $164.4 million to approximately $779.0 million. The increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditure or working capital needs because we will require additional funds to service our indebtedness.

       In addition, if the Keystone Acquisition is completed and we borrow under the new facility, the credit agreement will contain operating and financial restrictions and will require that we satisfy certain financial tests, which we believe will generally be at least as restrictive, and possibly more restrictive, than those under our existing credit facility. The failure to comply with any of these covenants would cause a default under the credit facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less attractive to us than our then existing credit facility or it may not be on terms that are acceptable to us.

  Keystone's business may have liabilities that are not known by us.

       As a result of the Keystone Acquisition, we will assume Keystone's liabilities. There may be liabilities that we failed, or were unable, to discover in the course of performing due diligence investigations of Keystone. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business. After the Keystone Acquisition we may learn additional information about Keystone's business that adversely affects us, such as unknown or contingent liabilities and issues relating to compliance with applicable laws.

  The historical and pro forma financial information included or incorporated by reference in this prospectus supplement may not be representative of our results as a combined company.

       We and Keystone have been operating as separate companies prior to the Keystone Acquisition. We have had no prior history as a combined entity, and our operations have not previously been managed on a combined basis. Preparing the pro forma financial information contained in this prospectus supplement involved making several assumptions, including the allocation of the purchase price to tangible and intangible assets and assumed liabilities. These assumptions may prove to be inaccurate, and the allocation of the purchase price is only preliminary and could change materially. Therefore, the historical and pro forma financial statements presented (or incorporated by reference) in this prospectus supplement may not reflect what our results of operations, financial position or cash flows would have been had we operated on a combined basis and may not be indicative of what our results of operations, financial position or cash flows will be in the future.

Risks Relating to Our Common Stock

  Our executive officers, directors, and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

       As of August 31, 2007, our executive officers, directors, and their affiliates, in the aggregate, beneficially owned approximately 20% of our common stock. If they were to act together, these stockholders would have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our certificate of incorporation, and certain significant corporate transactions. These stockholders may take these actions even if they are opposed by our other stockholders. In addition, without the consent of these stockholders, we could be delayed or prevented from entering into transactions that may be viewed as beneficial to us or our other stockholders.

  Future sales of our common stock may depress our stock price.

       We and our stockholders may sell shares of common stock in the future. We may also issue shares of common stock in connection with the exercise of outstanding options or in connection with future acquisitions. Certain of our existing stockholders are parties to a registration rights agreement that provides such holders with the right to require us to effect the registration of their shares of common stock in specific circumstances. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, some existing stockholders may be entitled to include their shares of common stock in that registration. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the price of our common stock. Sales of substantial amounts of common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the price of our common stock to fall.

  Delaware law and our charter documents may impede or discourage a takeover, which could affect the price of our stock.

       The anti-takeover provisions of our certificate of incorporation and bylaws and Delaware law could, together or separately, impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Our certificate of incorporation and bylaws have provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. Our incorporation under Delaware law and these provisions could also impede an acquisition, takeover, or other business combination involving us or discourage a potential acquiror from making a tender offer for our common stock, which, under certain circumstances, could reduce the price of our common stock.

USE OF PROCEEDS

       We estimate that the net proceeds from the sale of the 10,000,000 shares of common stock we are offering by this prospective supplement will be approximately $296.8 million, after deducting underwriting discounts and commissions and before the estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares of our common stock in this offering by the selling stockholders.

       We intend to use the proceeds we receive from this offering to finance in part the Keystone Acquisition and to pay the fees and expenses of that acquisition, and we expect that we will not enter into the new $150 million second-lien term loan facility and that we will reduce our expected borrowings to $750 million under the $840 million first-lien term loan facility, both as described under "Prospectus Supplement Summary—The Financing Transaction" in this prospectus supplement.

       If we do not successfully complete the Keystone Acquisition, we intend to use the proceeds we receive from this offering to repay our outstanding debt and letters of credit under our existing credit facility of approximately $151.9 million as of September 19, 2007, to fund future acquisitions of other businesses, and for general corporate purposes.

       The following table sets forth the estimated sources and uses of funds relating to the Keystone Acquisition, the debt financings, and this offering:

Sources of Funds	Amount	Uses of Funds	Amount
	(In millions)		(In millions)
First-lien term loan facility(1)	$750.0	Purchase price for Keystone, net of cancellation of shares owned by LKQ	$799.3
Revolving credit facility(2)	0.0	Working capital and repayment of LKQ's anticipated debt(5)	224.0
Exercise of stock options(3)	7.4	Estimated transaction fees and
Common stock offered hereby(4)	310.0	expenses(6)	44.1

Total	$1,067.4	Total	$1,067.4

(1)
The commitment letter provides for borrowings of up to $840 million under the first-lien term loan facility; however, we expect to borrow only $750 million under this facility assuming the completion of this offering. The commitment letter provides for a second-lien term loan facility with available borrowings of up to $150 million; however, we do not expect to enter into this facility assuming the completion of this offering.
(2)
The commitment letter provides for borrowings up to $100 million under the revolving credit facility, although no more than $34 million of such facility may be used to finance the Keystone Acquisition and the related transactions.
(3)
In connection with this offering, two selling stockholders intend to exercise stock options to purchase an aggregate of 500,000 shares of our common stock, which shares will be sold by them in this offering. This amount represents the exercise prices to be paid to us by the selling stockholders and the tax benefits to us a result of the exercise.
(4)
Does not reflect the underwriting discount and expenses payable by us in connection with this offering. If the underwriters exercise their over-allotment option in full in connection with this offering, we will receive an estimated additional $53.4 million in net proceeds. We expect to use the additional net proceeds to reduce the amount borrowed under the revolving credit facility.
(5)
Indebtedness and letters of credit outstanding under our existing credit facility as of September 19, 2007 totaled $151.9 million.
(6)
Includes the underwriting discounts and other estimated expenses incurred in connection with the Keystone Acquisition, the debt financing, and this offering.

CAPITALIZATION

       The following table sets forth our capitalization as of June 30, 2007:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the Keystone Acquisition, the related debt financing, and this offering.

       You should read this table together with "Unaudited Pro Forma Summary Selected Condensed Combined Financial Statements," "Selected Consolidated Financial and Other Information of LKQ," "Selected Consolidated Financial Data of Keystone" and the other information included or incorporated by reference in this prospectus supplement and in the accompanying prospectus.

	As of June 30, 2007
	Actual	Pro Forma
	(In thousands)
Cash, cash equivalents, and marketable securities	$8,854	$122,440

Long-term debt, including current portion(1):
Revolving loan	126,193	—
Term loan	—	750,000
Other	12,514	12,514

Total long-term debt, including current portion(1)	138,707	762,514
Stockholders' equity:
Common stock, $0.01 par value per share; 500,000,000 shares authorized; 53,631,660 shares issued at June 30, 2007 and 64,131,660 shares issued pro forma	536	641
Additional paid-in capital	328,597	631,756
Retained earnings	105,948	105,498
Accumulated other comprehensive income (loss)	2,209	(72)

Total stockholders' equity	437,290	737,823

Total capitalization	$575,997	$1,500,337

(1)
Upon the closing of the Keystone Acquisition, the new senior secured credit facility will replace our existing credit facility. As of June 30, 2007, $126.2 million was outstanding under our existing credit facility. The weighted average interest rate on our existing credit facility as of June 30, 2007 was 6.44%. As of September 19, 2007, indebtedness and letters of credit outstanding under our existing credit facility totaled $151.9 million. In connection with the repayment of indebtedness under our existing credit facility, we expect to incur a non-cash charge of $0.3 million, net of tax, in the fourth quarter of 2007.

PRICE RANGE OF COMMON STOCK

       Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "LKQX." At August 31, 2007, there were approximately 63 record holders of our common stock. The following table sets forth, for the periods indicated, the range of the high and low sales prices of shares of our common stock on NASDAQ.

	High	Low
2005
First Quarter	$10.09	$8.25
Second Quarter	14.03	9.45
Third Quarter	16.15	12.90
Fourth Quarter	17.83	14.00
2006
First Quarter	23.08	17.44
Second Quarter	23.64	17.84
Third Quarter	23.40	18.18
Fourth Quarter	25.49	20.40
2007
First Quarter	23.01	19.85
Second Quarter	26.06	21.59
Third Quarter (through September 19, 2007)	35.58	24.24

       The last reported sale price for our common stock on NASDAQ on September 19, 2007 was $32.71 per share.

DIVIDEND POLICY

       We have not paid any dividends on our common stock. We intend to continue to retain our earnings to finance our growth and for general corporate purposes. We do not anticipate paying any dividends in the foreseeable future. In addition, our current credit facility contains, and the credit facilities we expect to enter into in connection with the Keystone Acquisition, will contain, financial covenants and limitations on payment of any cash dividends or other distributions of assets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

       The unaudited pro forma condensed combined balance sheet combines the unaudited condensed balance sheets of LKQ Corporation as of June 30, 2007 and of Keystone Automotive Industries, Inc. as of June 29, 2007, and gives effect to the Keystone Acquisition as if it had been completed on June 30, 2007. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2007 combine the historical results of LKQ for the six-month period ended June 30, 2007 and of Keystone for the six-month period ended June 29, 2007 (fiscal fourth quarter ended March 30, 2007 combined with fiscal first quarter ended June 29, 2007). The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006 combine the historical results of LKQ and Keystone for the fiscal years ended December 31, 2006 and March 30, 2007, respectively. The unaudited pro forma condensed combined statements of income for all periods presented give effect to the Keystone Acquisition as if it had occurred on January 1, 2006.

       The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the Keystone Acquisition occurred as of the dates indicated or what such financial position or results would be for any future periods. The unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of LKQ and Keystone, and should be read in conjunction with:

  •
  the accompanying notes to unaudited pro forma condensed combined financial statements;

  •
  the separate historical financial statements of LKQ as of and for the six months ended June 30, 2007 included in LKQ's quarterly report on Form 10-Q for the six months ended June 30, 2007 and incorporated by reference into this prospectus supplement;

  •
  the separate historical financial statements of LKQ as of and for the year ended December 31, 2006 included in LKQ's annual report on Form 10-K for the year ended December 31, 2006 and incorporated by reference into this prospectus supplement;

  •
  the separate historical financial statements of Keystone as of and for the thirteen weeks ended June 29, 2007 included in LKQ's report on Form 8-K filed with the SEC on September 5, 2007 and incorporated by reference into this prospectus supplement;

  •
  the separate historical financial statements of Keystone as of and for the year ended March 30, 2007 included in LKQ's report on Form 8-K filed with the SEC on September 5, 2007 and incorporated by reference into this prospectus supplement.

       The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. Based upon the terms of the Keystone Acquisition, LKQ is treated as the acquirer of Keystone. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the Keystone Acquisition. In the unaudited pro forma condensed combined balance sheet, LKQ's cost to acquire Keystone has been allocated to the assets acquired and liabilities assumed based upon LKQ management's preliminary estimate of their respective values as of the date of the Keystone Acquisition. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma condensed combined financial statements are based upon management's preliminary internal valuation estimates. Definitive allocations will be performed and finalized based upon certain valuations and other studies that will be performed by LKQ with the services of outside valuation specialists after the closing of the Keystone Acquisition. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements, and are subject to revision based on a final determination of fair value after closing of the Keystone Acquisition. For example, if the value of the definite-lived intangible assets increased by 10%, annual pro forma operating income would decrease by $0.4 million.

       The unaudited pro forma condensed combined statements of income also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets.

       The unaudited pro forma condensed combined statements of income do not include the impacts of any revenue, cost, or other operating synergies that may result from the Keystone Acquisition or any related restructuring costs. Key areas for benefits include purchasing efficiencies, warehousing and distribution savings, overhead reductions including those related to duplicative public company expenses, and working capital efficiencies. There will also be potential cross-selling opportunities and enhanced fulfillment rates.

       The unaudited pro forma condensed combined financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken subsequent to the Keystone Acquisition. The unaudited pro forma condensed combined financial statements do not reflect certain amounts resulting from the Keystone Acquisition because we consider them to be of a non-recurring nature. Such amounts will be comprised of charges for the sale of inventories revalued at the date of acquisition as well as restructuring and other exit and non-recurring costs related to the integration of the LKQ and Keystone businesses. To the extent the exit costs relate to the Keystone business and meet certain criteria, they will be recognized in the opening balance sheet in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." To the extent that such costs relate to the LKQ business, they will not meet the criteria in EITF Issue No. 95-3 and will be recorded as expenses pursuant to Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." LKQ and Keystone have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. However, at this time, the status of integration plans and the merger-related costs that are reflected in the following unaudited pro forma condensed combined balance sheet are preliminary, have been made solely for the purpose of preparing these statements, and are subject to revision after the closing of the Keystone Acquisition.

       Based upon LKQ's review of Keystone's summary of significant policies disclosed in Keystone's financial statements, the nature and amount of any adjustments to the historical financial statements of Keystone to conform their accounting policies to those of LKQ are not expected to be significant. Upon consummation of the Keystone Acquisition, further review of Keystone's accounting policies and financial statements may result in required revisions to Keystone's policies and classifications to conform to LKQ's. Keystone will be required to adopt LKQ's reporting calendar. As a result, Keystone will change its fiscal year from a 52/53 week fiscal year to a calendar year basis upon the closing of the Keystone Acquisition.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2007
(In thousands, except share and per share data)

	Historical
	June 30, 2007 LKQ	June 29, 2007 Keystone	Pro Forma Adjustments		LKQ Combined Pro Forma	Equity Financing Adjustments		As Adjusted
Assets
Current Assets:
Cash and equivalents	$8,854	$20,350	$(11,936	)(b)	$17,268	$105,172	(k)	$122,440
Receivables, net	54,143	60,090	—		114,233	—		114,233
Inventory	156,557	144,388	2,700	(d)	303,645	—		303,645
Deferred income taxes	3,172	—	11,564 6,800	(a) (f)	21,536	— —		21,536
Prepaid expenses	3,670	16,915	(11,564 2,340	)(a) (b)	11,361	—		11,361

Total Current Assets	226,396	241,743	(96)		468,043	105,172		573,215
Property and Equipment, net	140,557	39,076	—		179,633	—		179,633
Intangibles	263,573	44,123	(43,087 625,324	)(c) (e)	889,933	—		889,933
Other Assets	15,543	9,927	(4,291 14,110 (9,894 (450	)(a) (b) )(m) )(j)	24,945	(3,750	)(k)	21,195

Total Assets	$646,069	$334,869	$581,616		$1,562,554	$101,422		$1,663,976

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$17,714	$29,152	$—		$46,866	$—		$46,866
Accrued expenses	30,805	30,450	(4,470 14,406	)(a) (d)	71,191	—		71,191
Income taxes payable	3,416	—	4,470	(a)	7,886	(4,842	)(k)	3,044
Deferred revenue	4,391	—	—		4,391	—		4,391
Current portion of long-term obligations	9,802	—	—		9,802	—		9,802

Total Current Liabilities	66,128	59,602	14,406		140,136	(4,842)		135,294
Long-Term Obligations, Excluding Current Portion	128,905	—	947,000 (126,193	(b) )(j)	949,712	(197,000	)(k)	752,712
Deferred Income Tax Liability	4,959	—	(4,291 23,850 (1,306	)(a) (f) )(m)	23,212			23,212
Other Noncurrent Liabilities	8,787	6,148	—		14,935			14,935
Commitments and Contingencies
Stockholders' Equity:
Common stock	536	102,730	(102,730	)(g)	536	105	(k)	641
Additional paid-in capital	328,597	15,832	(15,832	)(g)	328,597	303,159	(k)	631,756
Retained earnings	105,948	150,340	(150,340 (450	)(g) )(j)	105,498			105,498
Accumulated other comprehensive income (loss)	2,209	217	(2,281 (217	)(m) )(g)	(72)			(72)

Total Stockholders' Equity	437,290	269,119	(271,850)		434,559	303,264		737,823

Total Liabilities and Stockholders' Equity	$646,069	$334,869	$581,616		$1,562,554	$101,422		$1,663,976

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Six Months Ended June 30, 2007
(In thousands, except per share data)

	Historical
	Six Months Ended June 30, 2007 LKQ	Six Months Ended June 29, 2007 Keystone	Pro Forma Adjustments		LKQ Combined Pro Forma	Equity Financing Adjustments		As Adjusted
Revenue	$468,596	$380,864	$(1,805	)(h)	$847,655	$—		$847,655
Cost of goods sold	256,417	208,947	(1,805	)(h)	463,559	—		463,559

Gross margin	212,179	171,917	—		384,096	—		384,096
Facility and warehouse expenses	50,244	—	26,829	(a)	77,073	—		77,073
Distribution expenses	44,388	—	42,287	(a)	86,675	—		86,675
Selling, general and administrative expenses	56,862	—	69,308	(a)	126,170	—		126,170
Selling and distribution expenses	—	102,775	(102,775	)(a)	—	—		—
General and administrative expenses	—	40,469	(40,469	)(a)	—	—		—
Depreciation and amortization	6,781	—	4,820 1,862	(a) (e)	13,463	—		13,463

Operating income	53,904	28,673	(1,862)		80,715	—		80,715
Other (income) expense:
Interest expense, net	3,826	19	38,165	(b)	42,010	(12,859	)(l)	29,151
Other (income) expense, net	(675)	(2,478)	—		(3,153)	—		(3,153)

Total other expense	3,151	(2,459)	38,165		38,857	(12,859)		25,998

Income before provision for income taxes	50,753	31,132	(40,027)		41,858	12,859		54,717
Provision for income taxes	20,943	12,338	(15,850	)(i)	17,431	5,092	(l)	22,523

Net income	$29,810	$18,794	$(24,177)		$24,427	$7,767		$32,194

Net income per share:
Basic	$0.56				$0.46			$0.50

Diluted	$0.53				$0.44			$0.48

Weighted average common shares outstanding:
Basic	53,420				53,420			63,920

Diluted	56,123				56,123			66,385

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2006
(In thousands, except per share data)

	Historical
	Fiscal Year Ended December 31, 2006 LKQ	Fiscal Year Ended March 30, 2007 Keystone	Pro Forma Adjustments		LKQ Combined Pro Forma	Equity Financing Adjustments		As Adjusted
Revenue	$789,381	$713,955	$(1,782	)(h)	$1,501,554	$—		$1,501,554
Cost of goods sold	431,832	395,338	(1,782	)(h)	825,388	—		825,388

Gross margin	357,549	318,617	—		676,166	—		676,166
Facility and warehouse expenses	86,298		49,756	(a)	136,054	—		136,054
Distribution expenses	80,088		81,585	(a)	161,673	—		161,673
Selling, general and administrative expenses	102,174		130,864	(a)	233,038	—		233,038
Selling and distribution expenses		199,749	(199,749	)(a)	—	—		—
General and administrative expenses		71,238	(71,238	)(a)	—	—		—
Depreciation and amortization	11,823	—	8,782 3,724	(a) (e)	24,329	—		24,329

Operating income	77,166	47,630	(3,724)		121,072	—		121,072
Other (income) expense:
Interest expense, net	5,824	299	73,524	(b)	79,647	(23,340	)(l)	56,307
Other (income) expense, net	(1,479)	(2,936)	—		(4,415)	—		(4,415)

Total other expense	4,345	(2,637)	73,524		75,232	(23,340)		51,892

Income before provision for income taxes	72,821	50,267	(77,248)		45,840	23,340		69,180
Provision for income taxes	28,426	19,943	(30,590	)(i)	17,779	9,243	(l)	27,022

Net income	$44,395	$30,324	$(46,658)		$28,061	$14,097		$42,158

Net income per share:
Basic	$0.84				$0.53			$0.67

Diluted	$0.80				$0.50			$0.64

Weighted average common shares outstanding:
Basic	52,827				52,827			63,327

Diluted	55,817				55,817			66,083

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

1. Basis of Presentation

       The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of LKQ as of June 30, 2007 and Keystone as of June 29, 2007. The unaudited pro forma condensed combined statements of income were prepared using the historical statements of income of LKQ for the six months ended June 30, 2007 and the year ended December 31, 2006 and of Keystone for the six months ended June 29, 2007 (fiscal fourth quarter ended March 30, 2007 combined with fiscal first quarter ended June 29, 2007) and the year ended March 30, 2007.

       The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. Based upon the terms of the Keystone Acquisition, LKQ is treated as the acquirer of Keystone. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the Keystone Acquisition. In the unaudited pro forma condensed combined balance sheet, LKQ's cost to acquire Keystone has been allocated to the assets acquired and liabilities assumed based upon LKQ management's preliminary estimate of their respective values as of the date of the Keystone Acquisition. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma condensed combined financial statements are based upon LKQ management's preliminary internal valuation estimates. For these purposes, LKQ management has assumed the fair value of property and equipment is equal to book value. Definitive allocations will be performed and finalized based upon certain valuations and other studies that will be performed by LKQ with the services of outside valuation specialists after the closing of the merger. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the Keystone Acquisition. For example, if the value of the definite-lived intangible assets increased by 10%, annual pro forma operating income would decrease by approximately $372.

2. Purchase Price

       The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary as the proposed acquisition has not yet been completed. The following is a preliminary estimate of the purchase price for Keystone:

Estimated purchase price for Keystone	$805,600
Estimated transaction costs	5,230

Total estimated preliminary purchase price	$810,830

       The allocation of the estimated preliminary purchase price and the estimated useful lives associated with certain assets are as follows:

	Amount	Estimated Useful Lives
Net tangible assets at book value	$269,119
Less: write off of existing goodwill	(43,087)
transaction costs to be paid by Keystone	(10,600)
Adjusted book value of assets acquired	215,432
Remaining allocation:
Increase inventory to fair value	2,700
Record identifiable intangible assets at fair value	74,470	20 years
Record EITF 95-3 restructuring liabilities	(14,406)
Deferred tax liability	(18,220)
Goodwill	550,854

Total estimated preliminary purchase price	$810,830

3. Pro Forma Adjustments

       The pro forma adjustments give effect to the Keystone Acquisition under the purchase method of accounting, the entry into and borrowings under the new senior secured financing arrangement, the repayment of LKQ's existing indebtedness, the proposed offering of 10,000,000 shares of LKQ Corporation common stock and exercise of 500,000 stock options for shares to be sold in the offering by certain of the selling stockholders, and the payment of fees and expenses relating to these transactions. The following pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained:

  a.
  To reclassify certain balance sheet accounts of Keystone and all of the operating expenses of Keystone in the pro forma condensed combined balance sheet and statements of income to conform to LKQ's classifications.

  b.
  To record acquisition debt of $947,000, cash paid for the merger and other transaction costs of $11,936, payment of debt issuance costs of $16,450, and the related decrease in interest income earned and/or increase in interest expense incurred.

  c.
  To eliminate Keystone's existing goodwill of $43,087.

  d.
  To record Keystone's assets and liabilities at fair value, including $14,406 in accrued EITF 95-3 restructuring liabilities. The cost of goods sold impact of the $2,700 write-up of inventory to fair value has been excluded from the pro forma condensed combined statement of income as it is a non-recurring item.

  e.
  To record goodwill of $550,854 and acquired intangible assets of $74,470 and amortization of definite-lived intangible assets.

  f.
  To record deferred taxes related to identifiable intangible assets and fair value adjustments, where required, at 39.6%, the estimated weighted average statutory tax rate.

  g.
  To remove the historical equity accounts of Keystone.

  h.
  To eliminate revenue and cost of goods sold for sales between LKQ and Keystone.

  i.
  To record a tax benefit on pro forma adjustments to income related to the merger, at 39.6%, the estimated weighted average statutory tax rate.

  j.
  To record repayment of indebtedness under existing credit facility of $126,193 and related writeoff of unamortized debt issuance costs of $450.

  k.
  To reflect the proposed offering of 10,000,000 shares of LKQ Corporation common stock and exercise of 500,000 stock options for shares to be sold in the offering by certain of the selling stockholders, including $4,842 of income tax benefit from such option exercise, resulting in estimated net proceeds of $303,264, and the resulting reduction in debt required to complete the Keystone Acquisition and related reduction in debt issuance costs of $3,750.

  l.
  To reflect the reduction in interest expense and increase in income tax provision resulting from the reduction in debt due to the proceeds from the proposed offering of 10,000,000 shares of LKQ Corporation common stock and the exercise of 500,000 stock options for shares to be sold in the offering by certain of the selling stockholders.

  m.
  To reflect the cancellation of Keystone shares previously owned by LKQ and reversal of related deferred tax liability.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION OF LKQ

       The following selected consolidated financial and other information for each of the years in the five-year period ended December 31, 2006 is derived from our audited consolidated financial statements. The following selected consolidated financial and other information as of June 30, 2007 and 2006, and for the six months ended June 30, 2007 and 2006, is derived from our unaudited interim consolidated condensed financial statements. Our interim financial statements were prepared on a consistent basis with our annual financial statements and contain all adjustments necessary for a fair presentation of the interim period. The results for an interim period are not necessarily indicative of our results for a full year.

       This information is only a summary and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations of LKQ" and the historical financial statements, the related notes, and other financial information included or incorporated by reference in this prospectus supplement.

(In thousands, except per share data)						Six Months Ended June 30,
	Year Ended December 31,
	2002	2003	2004	2005	2006	2006	2007
Statements of Operations Data:
Revenue	$287,125	$327,974	$424,756	$547,392	$789,381	$387,176	$468,596
Cost of goods sold	154,574	174,238	227,140	289,788	431,832	210,649	256,417

Gross margin	132,551	153,736	197,616	257,604	357,549	176,527	212,179

Operating income	20,844	26,059	34,907	52,942	77,166	40,943	53,904
Other (income) expense
Interest, net	2,908	2,023	1,505	1,887	5,824	2,290	3,826
Other, net	(332)	(117)	(455)	(628)	(1,479)	(933)	(675)

Income before provision for income taxes and cumulative effect of change in accounting principle	18,268	24,153	33,857	51,683	72,821	39,586	50,753
Provision for income taxes	7,263	9,577	13,284	20,796	28,426	15,840	20,943

Income before cumulative effect of change in accounting principle	11,005	14,576	20,573	30,887	44,395	23,746	29,810
Cumulative effect of change in accounting principle, net of tax(a)	(49,899)	—	—	—	—	—	—

Net income (loss)	$(38,894)	$14,576	$20,573	$30,887	$44,395	$23,746	$29,810

Basic earnings (loss) per share:
Income before cumulative effect of change in accounting principle	$0.31	$0.45	$0.51	$0.70	$0.84	$0.45	$0.56
Net income (loss)	$(1.10)	$0.45	$0.51	$0.70	$0.84	$0.45	$0.56
Diluted earnings (loss) per share:
Income before cumulative effect of change in accounting principle	$0.28	$0.40	$0.46	$0.63	$0.80	$0.43	$0.53
Net income (loss)	$(1.00)	$0.40	$0.46	$0.63	$0.80	$0.43	$0.53
Shares used in per share calculation basic(b)	35,308	32,536	40,105	44,019	52,827	52,434	53,420
Shares used in per share calculation diluted(b)	38,798	36,516	44,827	48,715	55,817	55,595	56,123
Other Financial Data:
Net cash provided by operating activities	$17,740	$20,949	$25,901	$37,533	$52,381	$13,061	$13,439
Net cash used in investing activities	(6,746)	(12,222)	(87,823)	(126,022)	(110,657)	(73,943)	(48,230)
Net cash provided by (used in) financing activities	(11,997)	6,770	47,452	90,050	59,134	61,916	39,614
Capital expenditures(c)	8,402	13,200	93,025	136,342	116,844	78,758	44,073
Depreciation and amortization	5,014	5,446	6,872	8,574	12,086	5,629	7,056
EBITDA(d)	26,190	31,622	42,234	62,144	90,731	47,505	61,635
Balance Sheet Data (at period end):
Total assets	$176,747	$203,154	$288,275	$439,426	$564,355	$537,392	$646,069
Working capital	50,670	74,184	77,879	103,776	122,420	131,951	160,268
Long-term obligations, including current portion	34,205	3,997	50,262	47,477	100,447	107,469	138,707
Stockholders' equity	121,129	174,011	204,071	341,220	401,202	374,131	437,290

(a)
We recorded a non-cash Goodwill impairment charge of $49,899,000 in 2002.
(b)
We repurchased 4,000,000 shares of our common stock in February 2003 and repurchased an additional 3,114,996 shares of our common stock in May 2003. In addition, we sold 10,000,000 shares of our common stock on October 2, 2003 in connection with our initial public offering. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in 2003 do not fully reflect the impact of these transactions. We also sold 6,435,000 shares of our common stock on October 4, 2005 in connection with a follow-on public offering. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in 2005 do not fully reflect the impact of this transaction.

(c)
Includes acquisitions and non-cash property additions.
(d)
EBITDA consists of income (loss) before provision for income taxes and cumulative effect of change in accounting principle plus depreciation and amortization, interest expense, and stockholder loan guarantee fee, less interest income. We have presented EBITDA information solely as a supplemental disclosure because we believe it provides a helpful analysis of our operating results. EBITDA should not be construed as an alternative to operating income, net income (loss) or net cash provided by (used in) operating activities, as determined in accordance with accounting principles generally accepted in the United States. In addition, not all companies that report EBITDA information calculate EBITDA in the same manner as we do and, accordingly, our calculation is not necessarily comparable to similarly named measures of other companies and may not be an appropriate measure for performance relative to other companies.

       The following table reconciles EBITDA to net income (loss):

(In thousands)						Six Months Ended June 30,
	Year Ended December 31,
	2002	2003	2004	2005	2006	2006	2007
Net income (loss)	$(38,894)	$14,576	$20,573	$30,887	$44,395	$23,746	$29,810
Cumulative effect of change in accounting principal	(49,899)	—	—	—	—	—	—
Depreciation and amortization	5,014	5,446	6,872	8,574	12,086	5,629	7,056
Interest, net	2,908	2,023	1,505	1,887	5,824	2,290	3,826
Provision for income taxes	7,263	9,577	13,284	20,796	28,426	15,840	20,943

Earnings before interest, taxes, depreciation and amortization (EBITDA)	$26,190	$31,622	$42,234	$62,144	$90,731	$47,505	$61,635

SELECTED CONSOLIDATED FINANCIAL DATA OF KEYSTONE

       The following selected consolidated financial data for each of the years in the five year period ended March 30, 2007 is derived from the audited consolidated financial statements of Keystone. The following selected consolidated financial data as of June 29, 2007 and June 30, 2006 and for the thirteen weeks ended June 29, 2007 and June 30, 2006, respectively, is derived from the unaudited interim consolidated condensed financial statements of Keystone.

       This information is only a summary and should be read together with "Unaudited Pro Forma Selected Condensed Combined Financial Statements," and the historical financial statements, the related notes and other financial information included or incorporated by reference into this prospectus supplement.

(In thousands, except per share data)

	Fiscal Year Ended(1)					Thirteen Weeks Ended,
	March 30, 2007	March 31, 2006	April 1, 2005	March 26, 2004	March 28, 2003	June 29, 2007	June 30, 2006
Consolidated Statement of Operations Data:
Net sales	$713,955	$628,328	$557,705	$501,108	$439,139	$180,678	$167,673
Cost of sales	395,338	346,362	314,792	282,079	247,913	99,340	93,605

Gross profit	318,617	281,966	242,913	219,029	191,226	81,338	74,068
Selling and distribution expenses	199,749	189,665	167,721	148,371	129,822	49,959	48,428
General and administrative expenses	71,238	56,732	54,258	43,333	38,424	19,800	15,593

Operating income	47,630	35,569	20,934	27,325	22,980	11,579	10,047
Other income	2,936	2,243	2,881	2,235	1,782	571	330
Interest expense	(299)	(770)	(259)	(671)	(553)	(1)	(186)

Income before income taxes	50,267	37,042	23,556	28,889	24,209	12,149	10,191
Income taxes	19,943	14,784	9,296	11,167	9,462	4,784	4,092

Net income	$30,324	$22,258	$14,260	$17,722	$14,747	$7,365	$6,099

Per Common Share:
Net income per share:
Basic	$1.86	$1.39	$.91	$1.18	$1.01	$0.45	$0.38

Diluted	$1.84	$1.38	$.90	$1.16	$.99	$0.44	$0.37

Weighted average common shares outstanding:
Basic	16,276	16,000	15,642	14,998	14,635	16,389	16,196
Diluted	16,450	16,095	15,787	15,266	14,968	16,589	16,407
Consolidated Balance Sheet Data:
Working capital	$175,437	$142,729	$145,246	$122,859	$107,079	$182,141	$150,236
Total assets	326,980	288,693	234,584	215,913	191,809	334,869	284,074
Total current liabilities	63,262	64,373	40,224	43,075	47,943	59,602	51,785
Shareholders' equity	260,031	222,947	191,777	171,527	141,642	269,119	230,927

(1)
Fiscal 2005 contained 53 weeks; all other periods contained 52 weeks.

SELLING STOCKHOLDERS

       In addition to the 10,000,000 shares of our common stock to be offered and sold by us in this offering, a total of 2,000,000 shares of our common stock are being offered and sold under this prospectus supplement by the selling stockholders in the amounts set forth in the table below. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

       In the following table, the percentage of beneficial ownership prior to this offering is based on 53,977,829 shares of our common stock outstanding as of September 19, 2007. For purposes of calculating beneficial ownership after the offering, we have assumed that 64,477,829 shares of our common stock will be outstanding upon completion of the offering, assuming no exercise of the underwriters' over-allotment.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After this Offering(1)
Name of Selling Stockholder			Shares Offered in this Offering
	Number	Percent		Number	Percent
Donald F. Flynn(2)	3,907,004	7.2	500,000	3,407,004	5.2
Leonard A. Damron(3)	3,174,070	5.9	1,000,000	2,174,070	3.4
Joseph M. Holsten(4)	1,095,200	2.0	300,000	795,200	1.2
Mark T. Spears(5)	944,600	1.7	200,000	744,600	1.1

(1)
The numbers and percentages of shares owned by persons in this table assume in each case that currently outstanding stock options covering shares of common stock that were exercisable within 60 days of September 19, 2007 had been exercised by that person as follows: Donald F. Flynn—520,000; Leonard A. Damron—52,000; Joseph M. Holsten—876,700 (of which Mr. Holsten intends to exercise 300,000 in connection with this offering); and Mark T. Spears—824,600 (of which Mr. Spears intends to exercise 200,000 in connection with this offering).
(2)
Includes 3,387,004 shares of common stock owned by DNB, L.P., a Delaware limited partnership wholly-owned by Mr. Flynn, which represents 6.3% of the shares of common stock currently outstanding. The shares shown as offered by Mr. Flynn are held by DNB, L.P., which will continue to own shares representing 4.5% of the shares of common stock outstanding upon completion of the offering. Of the shares shown, Mr. Flynn (or entities controlled by him) acquired 300,000 for cash at the time of our initial formation and 200,000 in open market purchases in 2004. Mr. Flynn is Chairman of the Board of LKQ.
(3)
Includes 2,100,000 shares of common stock owned by Damron LKQ Limited Partnership, a Colorado partnership indirectly wholly-owned by Mr. Damron, which represents 3.9% of the shares of common stock currently outstanding. The shares shown as offered by Mr. Damron are held by Damron LKQ Limited Partnership, which will continue to own shares representing 1.7% of the shares of common stock outstanding upon completion of the offering. All of the shares shown were acquired by Mr. Damron (or entities controlled by him) as consideration in the sale of businesses owned or controlled by him to us in 1998 (shortly after our formation). Mr. Damron is Senior Vice President—Southeast Region of LKQ.
(4)
All of the shares to be sold by Mr. Holsten will be acquired by him upon exercise of outstanding options immediately prior to consummation of the offering. Mr. Holsten is President and Chief Executive Officer of LKQ.
(5)
All of the shares to be sold by Mr. Spears will be acquired by him upon exercise of outstanding options immediately prior to consummation of the offering. Mr. Spears is Executive Vice President and Chief Financial Officer of LKQ.

UNDERWRITING

       Under an underwriting agreement to be dated the date of this prospectus supplement, we and the selling stockholders have agreed to sell to the underwriters named below the indicated number of shares of our common stock in the table below. Robert W. Baird & Co. Incorporated is acting as lead book runner. Deutsche Bank Securities Inc. is acting as joint book-running manager, and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., and Raymond James & Associates, Inc. are acting as co-managers of this offering:

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated	6,000,000
Deutsche Bank Securities Inc.	3,600,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	1,200,000
Raymond James & Associates, Inc.	1,200,000

Total	12,000,000

       The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of our common stock may be terminated.

       The underwriters have advised us that the underwriters propose to offer our common stock at the public offering price on the cover page of this prospectus supplement less a selling concession of $0.7905 per share. The underwriters may allow a discount of not more than $0.10 per share on sales to other broker/dealers. After the offering, the public offering price and selling concession and discount to dealers may be changed by the representatives. As used in this section:

  •
  Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us and the selling stockholders, and the representatives are the four firms acting on behalf of the underwriters.

  •
  Selling group members are securities broker/dealers to whom the underwriters may sell shares of common stock at the public offering price less the underwriting discount, but who do not have a contractual commitment to purchase shares from us.

  •
  Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

  •
  The syndicate consists of the underwriters and the selling group members.

       The following table summarizes the compensation and estimated expenses that we will pay. The compensation we and the selling stockholders will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us or the selling stockholders any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rule of fair price.

		Total
	Per Share	Without over- allotment	With over- allotment
Public Offering Price	$31.00	$372,000,000	$427,800,000
Underwriting discounts and commissions	1.3175	15,810,000	18,181,500
Proceeds, before expenses, to us	29.6825	296,825,000	350,253,500
Proceeds, before expenses, to selling stockholders	29.6825	59,365,000	59,365,000

       We have agreed to pay all of the expenses in connection with this offering, which we estimate will be approximately $1,000,000. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus supplement, the NASDAQ listing fees, and filing fees paid to the Securities and Exchange Commission.

       In no event will the maximum underwriting discount and commissions to be received by any NASD member firm in connection with this offering exceed 10%. The preceding table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

       We have granted the underwriters a 30-day option to purchase up to 1,800,000 shares of our common stock at the public offering price less the underwriting discount. This option may be exercised only to cover over-allotments, if any, of our common stock.

       We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

       Our directors, executive officers, and the selling stockholders have signed lock up agreements with the underwriters. Under these agreements, these parties have agreed, during the period of 60 days after the date of this prospectus supplement and subject to various exceptions, without the prior written consent of Robert W. Baird & Co. Incorporated, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement relating to, any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise. These exceptions include permitting our directors, executive officers and selling stockholders to make sales of common stock 30 days after the date hereof under any bona fide trading plan that is currently in effect satisfying the requirements of Rule 10b5-1 promulgated under the Exchange Act. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares before the expiration of the lock-up period.

       The underwriters have advised us that they may engage in transactions, including stabilizing bids, syndicate covering transactions, or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market.

  •
  A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

  •
  A "syndicate covering transaction" is a bid for or the purchase of common stock on behalf of the underwriters to reduce a short position created by the underwriters in connection with this offering.

  •
  A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter in connection with this offering if the common stock originally sold by that underwriter is purchased by the underwriters in syndicate covering transactions and has therefore not been effectively placed by that underwriter.

       The underwriters have advised us that these transactions may be effected on NASDAQ or otherwise. Neither we nor any of the underwriters make any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

       The shares of our common stock are traded on the NASDAQ Global Select Market under the symbol "LKQX."

       Robert W. Baird & Co. Incorporated has performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

       A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus supplement in electronic format, the information on the underwriters' website and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

       The selling stockholders that participate in the distribution of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any proceeds from the sale of our common stock received by them may be deemed to be underwriting compensation under the Securities Act. To the extent a selling stockholder may be deemed to be an underwriter, that selling stockholder may be subject to certain statutory liabilities under the Securities Act, including but not limited to Sections 11 and 12 of the Securities Act.

LEGAL MATTERS

       Certain legal matters with respect to the common stock offered by this prospectus supplement will be passed upon for us by Bell, Boyd & Lloyd LLP. John T. McCarthy, a partner of Bell, Boyd & Lloyd LLP, beneficially owns 20,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by McDermott Will & Emery LLP.

EXPERTS

       The financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting, incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

       The consolidated financial statements of Keystone for the years ended March 30, 2007 and March 31, 2006 and for the three years in the period ended March 30, 2007, incorporated by reference in this prospectus supplement by reference from our Current Report on Form 8-K dated September 5, 2007, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

       The SEC allows us to "incorporate by reference" our publicly filed reports into this prospectus supplement, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus supplement and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold. Unless expressly incorporated into this prospectus, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus supplement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement except as modified or superseded.

       The following documents filed with the SEC are incorporated by reference in this prospectus supplement:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2006;

  2.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.

  3.
  Our Current Reports on Form 8-K filed on February 27, 2007, April 26, 2007, July 10, 2007, July 17, 2007, July 26, 2007, and September 5, 2007; and

  4.
  Our Registration Statement on Form 8-A, filed September 9, 2003, which contains a description of our capital stock.

       This prospectus supplement incorporates business and financial information about us that is not included in or delivered with the document. The information relating to us contained in this prospectus supplement is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

       We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to our principal executive offices at Investor Relations, LKQ Corporation, 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602, (312) 621-1950.

WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the reporting requirements of the Securities Exchange Act of 1934, and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. Our SEC filings may be found on our website at www.lkqcorp.com. The SEC also maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

       Our common stock is listed on the NASDAQ Global Select Market and, as a result, we also file our reports, proxy statements and other information with NASDAQ.

       We filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus supplement. This prospectus supplement, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to our company and the securities offered pursuant to this prospectus supplement.

PROSPECTUS

LKQ CORPORATION

Debt Securities

Common Stock

Warrants

        We may from time to time offer and sell, in one or more offerings, debt securities or shares of common stock, or warrants to purchase shares of common stock. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes some of the general terms that may apply to these securities and the general manner by which they may be offered. We will provide the specific terms and the public offering price for each offering in a supplement to this prospectus. You should carefully read this prospectus and the supplement before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        LKQ common stock is listed on the Nasdaq National Market under the symbol "LKQX."

        The securities offered in this prospectus involve a high degree of risk. In considering whether to acquire our securities, you should carefully consider all of the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors discussed under the "RISK FACTORS" section of our Annual Report on Form 10-K for the year ended December 31, 2005 as well as the factors described in "FORWARD LOOKING STATEMENTS" on page 2 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2006.

You should only rely on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with any other information. We are offering to sell, and seeking offers to buy, the securities referred to in this prospectus and the prospectus supplement only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus and that any information in any accompanying prospectus supplement is accurate only as of the date of such accompanying prospectus supplement.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement accompanying this prospectus that will contain specific information about the terms of that offering, which we refer to as the "prospectus supplement" in this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. Our SEC filings may be found on our website at www.lkqcorp.com. The SEC also maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Our common stock is listed on the Nasdaq National Market and, as a result, we also file our reports, proxy statements and other information with Nasdaq.

        We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to our company and the securities offered pursuant to this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold. Unless expressly incorporated into this prospectus, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as modified or superseded.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

          1.     Our Annual Report on Form 10-K for the year ended December 31, 2005;

          2.     Our Current Reports on Form 8-K filed on January 5, 2006; February 10, 2006; and February 28, 2006; and

          3.     Our Registration Statement on Form 8-A, filed September 9, 2003, which contains a description of our capital stock.

        This prospectus incorporates business and financial information about us that is not included in or delivered with the document. The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to our principal executive offices at Investor Relations, LKQ Corporation, 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602, (312) 621-1950.

FORWARD-LOOKING STATEMENTS

        Certain statements and assumptions in this prospectus and in the documents attached or incorporated by reference into this prospectus contain or are based on "forward-looking" information and involve risks and uncertainties. We believe that such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking information includes, among other things, statements with respect to our financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management and other matters. These statements are subject to numerous assumptions and uncertainties, many of which are outside of our control.

        Actual outcomes are dependent upon many factors. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, among others:

  •
  fluctuations in the pricing of new OEM replacement parts;

  •
  the availability and cost of inventory;

  •
  variations in vehicle accident rates;

  •
  increasing competition in the automotive parts industry;

  •
  changes in state or federal laws or regulations affecting our business;

  •
  changes in the types of replacements parts that insurance carriers will accept in the repair process;

  •
  our ability to integrate and successfully operate recently acquired companies and any companies acquired in the future and the risks associated with these companies;

  •
  fluctuations in fuel prices;

  •
  changes in the demand for our products and the supply of our inventory due to severity of weather and seasonality of weather patterns;

  •
  the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure;

  •
  declines in the values of our assets;

  •
  uncertainty as to changes in U.S. general economic activity and the impact of these changes on the demand for our products;

  •
  our ability to increase or maintain revenue and profitability at our facilities;

  •
  uncertainty as to our future profitability;

  •
  uncertainty as to the impact on our industry of any terrorist attacks or responses to terrorist attacks;

  •
  our ability to operate within the limitations imposed by financing arrangements;

  •
  our ability to obtain financing on acceptable terms to finance our growth; and

  •
  our ability to develop and implement the operational and financial systems needed to manage our growing operations.

        Words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "hopes," "targets" or similar expressions are intended to identify forward-looking statements, which speak only as of the date of this prospectus, and in the case of documents incorporated by reference, as of the date of those documents. We undertake no obligation to update or release any revisions to any forward-looking statements or to report any events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

LKQ CORPORATION

        We provide replacement systems, components, and parts needed to repair light vehicles (cars and light trucks). Buyers of light vehicle replacement products have the option to purchase from primarily three sources: new products produced by original equipment manufacturers ("OEMs"), which are commonly known as OEM products; new products produced by companies other than the OEMs, which are sometimes referred to generically as "aftermarket" products; and recycled products originally produced by OEMs, which we refer to as recycled OEM products. We participate in the market for recycled OEM products, the market for collision repair aftermarket products, and the market for refurbished wheels. We obtain aftermarket products and salvage vehicles from a variety of sources, and we dismantle the salvage vehicles to obtain a comprehensive range of vehicle products that we distribute into the light vehicle repair market. We are not involved in the manufacture of automotive products and do not maintain any manufacturing or remanufacturing operations.

        We believe we are the largest nationwide provider of recycled OEM products and related services, with sales, processing, and distribution facilities that reach most major markets in the U.S. We believe that we are the second largest nationwide provider of aftermarket collision replacement products and refurbished wheels. While we currently service the majority of the major metropolitan areas in the U.S. with both recycled OEM and aftermarket products, we estimate our current share of the light vehicle recycling market to be less than 10%, and our current share of the aftermarket products market to be less than 10%. We believe there are opportunities for growth in both product lines through acquisitions and internal development.

        We procure salvage vehicles, primarily at auctions, using our locally based professionals, proprietary processes, and a disciplined procurement system. In addition, as an alternative source of salvage vehicles, we obtain some inventory directly from insurance companies, vehicle manufacturers, and other suppliers. Once we have received proper title, which assures us that the vehicles have not been stolen, we dismantle such vehicles for recycled OEM products. We purchase aftermarket products from manufacturers, primarily in Taiwan, using a proprietary order management system. We obtain wheels for refurbishing from our dismantling process and from third parties.

        Our customers include collision and mechanical repair shops and, indirectly, insurance companies, including extended warranty companies. The majority of our products and services are sold to collision repair shops, also known as body shops, and mechanical repair shops. We indirectly rely on insurance companies, which ultimately pay the collision repair shops for the repair of insured vehicles, as a source of business. These insurance companies exert significant influence in the vehicle repair decision, and increasingly look to a nationwide source for consistency, quality, and availability of replacement products. Because of their importance to the process, we have formed business relationships with certain insurance companies, and with certain extended warranty providers, in order to be their preferred light vehicle parts supplier. For example, with some insurance companies we have vehicle repair order estimate review programs in place and provide their claims adjusters a part quote and locator service. In addition, we provide them an outlet to dispose of certain total loss vehicles directly to us. We provide extended warranty companies a single national call desk to service their nationwide needs for mechanical products.

        We believe we provide customers a value proposition that includes high quality products, extensive product availability due to our regional inventory trading zones, product costs lower than new OEM products, and quick delivery. We provide benefits to repair shops and insurance companies because the lower costs for our products enable many vehicles to be repaired rather than declared a total loss. By expanding our product offerings to include recycled OEM products, aftermarket products and refurbished wheels, we now offer customers a more extensive range of light vehicle replacement products. We believe this unique combination of recycled and aftermarket product offerings allows us to serve as a "one-stop" solution for our customers looking for the most cost advantageous way to repair vehicles.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our historical ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2005.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges:	2.0	4.1	5.9	7.9	8.7

        For the purpose of this table, "earnings" consists of income from continuing operations before income taxes, plus fixed charges (excluding capitalized interest, but including amortization of amounts previously capitalized), and "fixed charges" consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, and that portion of rental expense believed to represent interest.

USE OF PROCEEDS

        We intend to use the net proceeds of the securities sold by us to develop and acquire recycling businesses, redistribution facilities, aftermarket businesses, and self-service retail facilities, to expand and improve existing facilities, to purchase property, equipment and inventory, and for working capital.

DESCRIPTION OF DEBT SECURITIES

        The following sets forth certain general terms and provisions of the indenture under which the debt securities are to be issued. The particular terms of the debt securities to be sold by us will be set forth in a prospectus supplement relating to such debt securities.

        The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt or pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The indenture will be executed by the Company and one or more trustees. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

        The indenture will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement for the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

        Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. The Company may charge a reasonable fee for such services, subject to the limitations provided in the indentures.

        Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

        The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under "—Consolidation, Merger and Sale of Assets." The Company's certificate of incorporation also contains other provisions that may prevent or limit a change of control.

Modification and Waiver

        Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (1) reduce the amount of debt securities whose holders must consent to an amendment; (2) reduce the interest on or change the time for payment of interest on any security; (3) reduce the principal of or change the fixed maturity of any security; (4) reduce the premium payable upon the redemption of any security or change the time at which any security may or shall be redeemed; (5) make any security payable in money other than that stated in the security; (6) make any change that adversely affects the right to convert any security; or (7) make any change that adversely affects the preference or priority of the security.

        Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

        The indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, amend the indentures or enter into supplemental indentures for one or more of the following purposes: (1) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder, (2) to cure any ambiguity, defect or inconsistency; (3) to make any change that does not adversely affect the interests of the holders of any series of debt securities issued thereunder; (4) to establish the form and terms of debt securities issued thereunder; (5) to set forth the conversion rights of any series; and (6) to set forth the provisions regarding subordination of any series.

Events of Default

        Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (1) the Company defaults in the payment of interest on any security of that series when the same becomes due and payable and such default continues for a period of 30 days; (2) the Company defaults in the payment of the principal of any security of that series when the same becomes due and payable at maturity, upon redemption or otherwise; (3) the Company fails to comply with any of its other agreements in the securities of that series or the indenture with respect to that series and such failure continues for the period and after the notice specified in the applicable indenture; (4) the Company pursuant to or within the meaning of any bankruptcy law: (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors; (5) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (A) is for relief against the Company in an involuntary case, (B) appoints a custodian of the Company or for all or substantially all of its property, or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 60 days; or (6) an event of default provided in the establishing securities resolution or supplemental indenture for that series occurs. Any event of default with respect to a particular series of debt securities under the indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

        The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

        Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

        Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic or Canadian jurisdiction and assumes the Company's obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

        Payment of Securities.    The Company shall pay the principal of and interest on the securities of any series on the dates and in the manner provided in the securities of such series and the indenture. Principal and interest shall be considered paid on the date due if the paying agent holds in accordance with the indenture on that date money sufficient to pay all principal and interest then due and the paying agent is not prohibited from paying such money to the holders of such series on such date pursuant to the terms of the indenture. The Company shall pay interest on overdue principal of any series at the rate borne by the securities of any series; it shall pay interest on overdue defaulted interest at the same rate to the extent lawful.

        SEC Reports.    The Company shall file with the trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents, and other reports which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Company will cause any quarterly and annual reports which it makes available to its stockholders to be mailed to holders of debt securities. The Company will also comply with the other provisions of Trust Indenture Act § 314(a). Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee's receipt of such information shall not constitute notice or constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the trustee is entitled to rely exclusively on officers' certificates).

        Compliance Certificate.    The Company shall deliver to the trustee, within 105 days after the end of each fiscal year of the Company, a brief certificate signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, as to the signer's knowledge of the Company's compliance with all conditions and covenants contained in the indenture (determined without regard to any period of grace or requirement of notice provided herein).

        Notice of Certain Events.    The Company shall give prompt written notice to the trustee and any paying agent with respect to any series of (i) any bankruptcy proceeding, (ii) any default or event of default, (iii) any cure or waiver of any default or event of default, and (iv) if and when the securities of such series are listed on any stock exchange.

        Additional Covenants.    Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

        The terms and conditions, if any, upon which the debt securities are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

        Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series when (1) either (A) all securities theretofore authenticated and delivered (other than (i) securities which have been destroyed, lost or stolen and which have been replaced or paid and (ii) securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the trustee for cancellation; or (B) all such securities not theretofore delivered to the trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company, and the Company in the case of (i), (ii), and (iii) above, has deposited or caused to be deposited with the trustee for that purpose an amount of money or U.S. government obligations sufficient to pay and discharge the entire indebtedness on such securities not theretofore delivered to the trustee for cancellation, for principal and interest to the date of such deposit (in the case of securities which have become due and payable) or to the stated maturity or redemption date, as the case may be; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture have been complied with. Thereafter, only the Company's obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

        The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF COMMON STOCK

        We are authorized to issue up to 500,000,000 shares of common stock. Each share has a par value of $0.01. The following description summarizes various provisions of our common stock. The summary is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable Delaware law.

Common Stock

        Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. The payment of dividends is restricted by the terms of our credit facility. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities.

        The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

        Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. These provisions include:

Special Meetings of Stockholders

        Our certificate of incorporation provides that special meetings of our stockholders may be called only by the president or by a majority of the board of directors. As a result, stockholders must rely on the board of directors to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction and would have to comply with the notice provisions described below. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Advance Notice Procedure

        Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Generally, the advance notice provisions require that written notice of the proposals or nominations must be given to our secretary no less than 60 days nor more than 90 days prior to the annual meeting. However, if notice or prior public disclosure of the annual meeting date is given less than 70 days prior to the meeting, the notice must be received by our secretary no later than the close of business on the tenth day following the day on which notice of the annual meeting date was mailed or public disclosure was made, whichever occurs first.

        At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting, brought before the meeting by or at the direction of the board of directors, or brought before the meeting by a stockholder who has complied with the notice provisions described above. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

No Stockholder Action by Written Consent

        Delaware law provides that stockholders may take action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent, which we have done. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. The elimination of stockholders' written consents may also deter hostile takeover attempts. Without the availability of stockholders' actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors to call a special stockholders' meeting or comply with the notice periods applicable to annual meetings.

Authorized but Unissued Shares

        The authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our stock by means of a proxy contest, tender offer, merger or otherwise.

Material Provisions of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in any business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors prior to the date the interested stockholder obtained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or at any time in the previous three years owned, 15% or more of a corporation's voting stock. The statute could have the effect of prohibiting or delaying mergers or other takeover or change in control attempts.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is LaSalle Bank National Association. Its address is 135 South LaSalle Street, Chicago, Illinois 60603.

Listing

        Our common stock is listed on the Nasdaq National Market under the symbol "LKQX."

DESCRIPTION OF WARRANTS

        We may issue warrants to purchase any combination of our debt securities or common stock. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

        The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

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  the title of the warrants;

  •
  the aggregate number of warrants offered;

  •
  the designation, number and terms of the debt securities or common stock purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

  •
  if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time; and

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

PLAN OF DISTRIBUTION

        The securities being offered by this prospectus may be sold by us:

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  through agents,

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  to or through underwriters,

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  through broker-dealers (acting as agent or principal),

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  directly by us to purchasers, through a specific bidding or auction process or otherwise, or

  •
  through a combination of any such methods of sale.

        The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the Nasdaq National Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

        Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

        If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

        If a dealer is used in the sale of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

        We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

        Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

        Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

        Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

        Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading "Underwriting" in the applicable prospectus supplement.

LEGAL MATTERS

        Certain legal matters with respect to the common stock covered by this prospectus will be passed upon for us by Bell, Boyd & Lloyd LLC. John T. McCarthy, a member of Bell, Boyd & Lloyd LLC, beneficially owns 24,000 shares of our common stock.

EXPERTS

        The financial statements, the related financial statement schedule and management's report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Significant Combined Distribution Networks

Recycled OEM

Corporate Office
Distribution Hub
Core Facility
Sales & Processing Facility

Aftermarket (1)

Regional Warehouses
Branch Location
Bumper Remanufacturing
Wheel Remanufacturing

(1) Pro forma for the Keystone Acquisition.

LKQ Corporation

12,000,000 Shares of Common Stock

Prospectus Supplement
September 19, 2007

Joint Book-Running Managers

Robert W. Baird & Co.
Deutsche Bank Securities

Co-Managers

BB&T Capital Markets
Raymond James

QuickLinks

CALCULATION OF REGISTRATION FEE
LKQ Corporation
TABLE OF CONTENTS PROSPECTUS SUPPLEMENT
PROSPECTUS
ABOUT THIS PROSPECTUS SUPPLEMENT
MARKET AND INDUSTRY DATA AND FORECASTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
Our Business
Our History
Our Strengths
Our Strategies
The Keystone Acquisition
Strategic Rationale for the Keystone Acquisition
Merger Agreement
The Financing Transaction
Our Corporate Information
Risk Factors
THE OFFERING
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER INFORMATION OF LKQ
RISK FACTORS
Risks Relating to Our Business
Risks Relating to The Keystone Acquisition
Risks Relating to Our Common Stock
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2007 (In thousands, except share and per share data)
Unaudited Pro Forma Condensed Combined Statement of Income For the Six Months Ended June 30, 2007 (In thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statement of Income For the Year Ended December 31, 2006 (In thousands, except per share data)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Dollars in thousands)
SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION OF LKQ
SELECTED CONSOLIDATED FINANCIAL DATA OF KEYSTONE
SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LKQ CORPORATION Debt Securities Common Stock Warrants
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
LKQ CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS